EXHIBIT 2.1
SALE AND PURCHASE AGREEMENT
dated as of
June 26, 2007,
by and among
CERADYNE EPB, INC.,
CERADYNE, INC.,
EAGLEPICHER BORON, LLC,
EAGLEPICHER TECHNOLOGY HOLDINGS, LLC
AND
EAGLEPICHER CORPORATION

i

(continued)

(continued)

(continued)

Page
Section 11.10 Further Assurances	49

Section 11.11 Attorneys’ Fees	49

Exhibits and Schedules

Schedules
Schedule 3.2(c)	No Conflict
Schedule 3.2(d)	Consents
Schedule 3.3(a)	Capitalization
Schedule 3.3(b)	Voting Trusts, Proxies, Etc.
Schedule 3.4(a)	Financial Statements
Schedule 3.4(b)	Undisclosed Liabilities
Schedule 3.6(a)	Owned Real Property
Schedule 3.6(b)	Leased Real Property
Schedule 3.7(a)	Permitted Liens
Schedule 3.7(b)	Depreciation Schedule
Schedule 3.8	Taxes
Schedule 3.9(a)	Collective Bargaining Agreements
Schedule 3.9(b)	Employees – Compliance with Legal Requirements
Schedule 3.9(c)	Employment Contracts
Schedule 3.9(d)	Known Terminations of Employment
Schedule 3.10(a)	Employee Benefit Plans
Schedule 3.10(c)	Multiemployer Plans
Schedule 3.10(d)	Welfare Benefit Plans
Schedule 3.10(f)	Acceleration of Employee Benefits
Schedule 3.10(g)	Employee Benefits — Proceedings
Schedule 3.11	Compliance with Legal Requirements
Schedule 3.12	Governmental Authorizations
Schedule 3.13(a)	Proceedings
Schedule 3.13(b)	Orders
Schedule 3.14	Environmental Matters
Schedule 3.16	Insurance
Schedule 3.17(a)	Material Contracts
Schedule 3.17(b)	Material Contracts — Defaults, Etc.
Schedule 3.17(c)	Descriptions of Oral Material Contracts
Schedule 3.18(a)	Intellectual Property
Schedule 3.18(b)	License Agreements
Schedule 3.18(f)	Intellectual Property — Title
Schedule 3.18(g)	Intellectual Property — Protection
Schedule 3.19	Absence of Certain Changes and Events
Schedule 3.20(a)	Material Customers
Schedule 3.20(b)(i)	Material Suppliers
Schedule 3.20(b)(ii)	Sole Source Suppliers
Schedule 3.21	Related Persons
Schedule 8.2(c)	Required Consents
Schedule 10.4(f)	Exceptions to Certain Limitations

Exhibits
Exhibit A	Calculation of the May 31 Net Tangible Book Value
Exhibit B	EHS Issue Summary Table
Exhibit C	Escrow Agreement
Exhibit D	RCRA Pond Parcelization

v

SALE AND PURCHASE AGREEMENT
     This Sale and Purchase Agreement (the “Agreement”), is entered into as of June 26, 2007, by and among Ceradyne, Inc., a Delaware corporation (“Ceradyne”), Ceradyne EPB, Inc., a Delaware corporation and wholly-owned subsidiary of Ceradyne (“Buyer”), EaglePicher Boron, LLC, a Delaware limited liability company (“EPB”), EaglePicher Technology Holdings, LLC, a Delaware limited liability company and the sole member of EPB (the “Seller”) and EaglePicher Corporation, a Delaware corporation and the parent of Seller (“EP Corporation”). EP Corporation joins in this Agreement solely as to Article V, Section 7.5 and Section 7.9.
RECITALS
     WHEREAS, Seller is the record and beneficial owner of all of the outstanding limited liability company interests of EPB (“LLC Interests”); and
     WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the LLC Interests.
     NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, and subject to and on the terms and conditions set forth herein, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. The following capitalized terms shall, for purposes of this Agreement, have the meanings set forth below. Other capitalized terms used in this Agreement shall have the meanings ascribed to them elsewhere in this Agreement. In each case, such meanings shall apply to both the singular and plural form of the terms defined.
     “Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.
     “Business Day” means any day other than Saturday, Sunday or any other day on which banks in New York are permitted or required to be closed.
     “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
     “Closing Date” means the date on which the Closing occurs.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” means that certain confidentiality agreement dated as of January 17, 2007, by and between Buyer, EPB and Seller.
     “Damages” means: (i) any judgments, assessments, fines or penalties rendered in connection with demands, claims, actions, suits, investigations and Proceedings brought against any indemnified party or parties or any settlements thereof, and (ii) all liabilities, damages, losses, Taxes, assessments, costs and other out-of-pocket expenses (including, without limitation, reasonable attorneys’ and accountants’ fees and expenses) incurred by any indemnified party or parties, to the extent not reimbursed or paid for by insurance, whether or not they have arisen from or were incurred in or as a result of any demand, claim, action, suit, assessment or other Proceeding or any settlement or judgment.
     “DOJ” means the Department of Justice.
     “EHS Issue Summary Table” means the EHS Issue Summary Table dated as of June 19, 2007 and prepared by MWH Global, Inc., a copy of which is attached hereto as Exhibit B.
     “Environmental Laws” means all federal, state and local Legal Requirements concerning pollution or the protection of the environment as such requirements are enacted and in effect on or prior to the Closing Date.
     “EPB Business” means the production of enriched boron isotopes for the nuclear and semiconductor industries.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any entity that is considered a single employer with EPB under Section 414 of the Code.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Final Date” means August 31, 2007.
     “FTC” means the Federal Trade Commission.
     “GAAP” means generally accepted accounting principles for financial reporting in the United States as in effect on the date hereof, applied on a consistent basis.
     “Governmental Authority” means any federal, state, local or municipal court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority or instrumentality.
     “Hazardous Materials” means any pollutant, contaminant, waste, petroleum, petroleum products, asbestos or asbestos-containing material, polychlorinated biphenyls, urea formaldehyde, including, without limitation, all substances defined or regulated as “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “biohazardous waste,” “biomedical waste,” “medical waste,” “sharps,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Knowledge” means as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate) (i) with respect to EPB or Seller, the actual (but not constructive or imputed) knowledge of the following individuals: Ron Nowlin, Carl Holmes, Bill Ideker, Jim Waugh, Mike Bufano and Eric Verter; and (ii) with respect to Buyer, the actual (but not constructive or imputed) knowledge of the following individuals: Jerrold Pellizzon, David Reed, Ken Morris and Michael Kraft.
     “Liens” means any lien, charge, pledge, encumbrance or security interest.
     “Material Adverse Effect” means any circumstance involving a change in or effect on EPB (i) that is, or is reasonably likely in the future to be, individually or in the aggregate, materially adverse to the EPB Business, results of operations, assets, liabilities, or financial condition of EPB, or (ii) that is reasonably likely to prevent or materially delay or impair the ability of EPB or Seller to consummate the transactions contemplated by this Agreement, excluding, in either such case of (i) or (ii), (a) changes or conditions affecting the United States economy (including changes in economic, financial market, regulatory or political conditions, whether resulting from acts of terrorism or war or otherwise) or the industries or markets in which EPB operates generally to the extent such changes do not affect EPB in a disproportionate manner, (b) the public announcement of this Agreement or of the consummation of the transactions contemplated hereby, (c) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof or (d) any changes in applicable Legal Requirements or accounting rules.
     “May 31 Net Tangible Book Value” means $14,348,000, which amount represents the Net Tangible Book Value as of May 31, 2007. The calculation of the May 31 Net Tangible Book Value is shown on Exhibit A hereto.
     “Net Tangible Book Value” means, as of a given date, an amount equal to EPB’s members’ equity, less: (a) inter-company receivables, (b) goodwill, and (c) all other intangible assets, as determined in accordance with the accounting policies of EPB as applied historically and on a consistent basis and, to the extent not inconsistent therewith, with GAAP; provided, however, that if the Closing has not occurred on or prior to July 31, 2007, there will be no reduction in Net Tangible Book Value resulting from depreciation for the period from August 1, 2007 through and including the Closing Date.
     “Permitted Liens” mean (i) any Lien for Taxes not yet due and payable (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (ii) any landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s or similar Liens, (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (iv) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens that do not materially interfere with the present use and value of the assets of EPB, and (v) any Liens identified on Schedule 3.7(a).
     “Person” means any individual, partnership, limited partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or any Governmental Authority.
     “RCRA” means the Resource Conservation and Recovery Act, as amended.
     “Restricted Period” means a period beginning on the Closing Date and ending on the third anniversary thereof.

     “Subsidiary” means with respect to any Person, any corporation, partnership or other entity (i) of which shares of capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other similar managing body of such corporation, partnership or other entity are at the time owned by such Person, or (ii) the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries by such Person. Unless otherwise indicated, references to “Subsidiary” or “Subsidiaries” in this Agreement shall mean a Subsidiary or Subsidiaries of EPB.
     “Tax” or “Taxes” means federal, state, county, local, foreign, or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, capital stock, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated, and other charges of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner (including, without limitation, deficiencies, penalties, additions to Tax, and interest attributable thereto, and also including, without limitation, any Tax or Taxes of another Person for which EPB is liable, as applicable, as a successor or as a transferee or by contract).
     “Tax Return” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of Taxes of any party or the administration of any Legal Requirements or administrative requirements relating to any Taxes.
     “Territory” means all of North America and all other parts of the world in which EPB is conducting the EPB Business as of the date hereof and in which EPB has conducted the EPB Business within the 12-month period preceding the date hereof.
     “Trade Secrets” means any know-how, confidential or proprietary information, customer lists, technical information, data, process technology, plans, drawings, or blueprints.
     Section 1.2 Other Definitions. The following terms are defined in the Sections indicated:

Term	Section
“Acquisition Transaction”	Section 6.6(a)
“Actual Closing Date Net Tangible Book Value”	Section 2.3(a)
“Additional Purchase Price”	Section 2.3(b)
“Additional Purchase Price Reduction”	Section 2.4
“Adjustment Amount”	Section 2.3(b)
“Agreement”	Preface
“ANL”	Section 7.10
“A/R Collection Period”	Section 2.4
“Asset Acquisition Statement”	Section 7.3(g)
“Basket Amount”	Section 10.4(d)(i)
“Beryllium Clean-Up”	Section 2.2(a)
“Buyer”	Preface
“Buyer Closing Documents”	Section 4.2(a)
“Buyer Indemnified Party(ies)”	Section 10.2

Term	Section
“Ceradyne”	Preface
“Class A Key Employees”	Section 7.4
“Class B Key Employees”	Section 7.4
“Closing”	Section 2.6
“Closing Date A/R”	Section 2.4
“Closing Date Balance Sheet”	Section 2.3(a)
“Closing Date Cash Payment”	Section 2.2(a)
“Closing Date Net Tangible Book Value”	Section 2.3(a)
“Competing Business”	Section 7.5(a)
“Contest Notice”	Section 10.7
“Copyrights”	Section 3.18(a)
“Core Representations”	Section 10.4(c)
“Employees”	Section 7.7(a)
“Employee Benefit Plans”	Section 3.10(a)
“EPB”	Preface
“EPB Closing Documents”	Section 3.2(a)
“EPB Governing Documents”	Section 3.1(c)
“EPB Financial Statements”	Section 3.4(a)
“EPB Intellectual Property”	Section 3.18(a)
“EPB Leased Real Property”	Section 3.6(b)
“EPB Mark”	Section 7.9(a)
“EPB Owned Real Property”	Section 3.6(a)
“EPB Products”	Section 3.23
“EPB Real Property”	Section 3.6(c)
“EP Corporation”	Preface
“Equipment”	Section 3.7(b)
“Escrow Agent”	Section 2.2(b)(ii)
“Escrow Agreement”	Section 2.2(b)(ii)
“Escrow Amount”	Section 2.2(b)(i)
“Filing Date”	Section 10.12(b)
“Governmental Authorizations”	Section 3.12
“Indemnification Ceiling”	Section 10.4(c)
“Interim Balance Sheet”	Section 3.4(a)
“Interim Balance Sheet Date”	Section 3.4(a)
“Key Employees”	Section 7.4
“Legal Requirements”	Section 3.2(c)
“LLC Interests”	Recitals
“Marks”	Section 3.18(a)
“Master Trust”	Section 7.7(e)(i)
“Material Contracts”	Section 3.17(a)
“New EPB Pension Plans”	Section 7.7(e)(i)
“Notice of Claim”	Section 10.7
“Notice of Liability”	Section 10.7
“Orders”	Section 3.2(c)
“Parcel A”	Section 6.8(a)
“Parcel B”	Section 6.8 (a)
“Patents”	Section 3.18(a)
“Physical Inventory”	Section 6.10
“Pilot Plant Clean-Up”	Section 2.2(a)

Term	Section
“Proceeding”	Section 3.13(a)
“Purchase Price”	Section 2.2(a)
“Purchase Price Reduction”	Section 2.3(b)
“Purchased Assets”	Section 7.3(g)
“Qualified Plan”	Section 3.10(h)
“RCRA Parcels”	Section 6.8(b)
“RCRA Parcel Option”	Section 6.8(f)
“RCRA Pond”	Section 6.8(b)
“Related Person”	Section 3.21
“Retained Parcels”	Section 6.8(b)
“Retained Parcels Options”	Section 6.8(e)
“Revised Statements”	Section 7.3(g)
“Right of First Refusal”	Section 6.8(g)
“Securities Act”	Section 4.4
“Selected Accounting Firm”	Section 2.3(a)
“Seller”	Preface
“Seller Closing Documents”	Section 5.2(a)
“Seller Indemnified Party(ies)”	Section 10.3
“Seller Plans”	Section 7.7(a)
“Subdivision Laws”	Section 6.8(a)
“Transaction Expenses”	Section 11.1
“Transitional Costs”	Section 7.7(c)(ii)
“Transitional Participants”	Section 7.7(c)(i)
ARTICLE II
THE TRANSACTION; CLOSING
     Section 2.1 Sale and Purchase of LLC Interests. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of the LLC Interests.
     Section 2.2 Purchase Price.
          (a) Aggregate Purchase Price. Buyer agrees, and Ceradyne agrees to cause Buyer, to pay Seller, as consideration for the purchase of the LLC Interests, an aggregate amount equal to $55,220,000 plus $150,000 (which amount reflects a portion of the accumulated depreciation for May, June and July 2007) minus $120,000 (which amount represents a credit of $30,000 for the Pilot plant environmental clean-up, as identified in Items REM 8, REM 9 and REM 10 of the EHS Issue Summary Table (the “Pilot Plant Clean-Up”), and a credit of $90,000 for the beryllium oxide environmental clean-up, as identified in Item REM 3 of the EHS Issue Summary Table (the “Beryllium Clean-Up”)) plus the May 31 Net Tangible Book Value (the “Closing Date Cash Payment”), subject to adjustment as set forth in Section 2.3, Section 2.4 and Section 2.5 below (as adjusted, the “Purchase Price”).
          (b) Payments at Closing.
                    (i) At Closing, Buyer shall, and Ceradyne shall cause Buyer to, pay or cause to be paid to Seller an amount equal to the Closing Date Cash Payment, less: five percent of the Closing Date Cash Payment (the “Escrow Amount”). The payment by Buyer to Seller pursuant to this Section 2.2(b)(i) shall be made by wire transfer in immediately available funds to an account designated by Seller.
                    (ii) At Closing, the Escrow Amount shall be delivered to Wachovia Bank, N.A. (the “Escrow Agent”) by wire transfer in immediately available funds to an account designated by the Escrow Agent, to be held by the Escrow Agent in accordance with the terms and conditions of an escrow agreement among Buyer, Seller and the Escrow Agent in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”).
     Section 2.3 Adjustments to Purchase Price.
          (a) Closing Date Net Tangible Book Value. Within 30 calendar days after the Closing Date, Buyer shall prepare and deliver to Seller an unaudited balance sheet for EPB as of the close of business on the date immediately preceding the Closing Date (the “Closing Date Balance Sheet”), prepared in accordance with the accounting principles, policies and practices of EPB, applied on a consistent basis, together with a report setting forth Buyer’s determination of the Net Tangible Book Value as of the Closing Date (the “Closing Date Net Tangible Book Value”). If Seller does not object to the report within 15 calendar days after receipt of the report, the Closing Date Balance Sheet and Buyer’s determination of the Closing Date Net Tangible Book Value shall become final and binding upon all parties (the “Actual Closing Date Net Tangible Book Value”). During such 15 calendar day period, Buyer shall cooperate with Seller and its auditors and representatives to provide them with any information used in preparing the Closing Date Balance Sheet reasonably requested by Seller or its auditors and representatives and reasonably available to Buyer. If Seller does object to the report, it shall within the 15-day period give written notice of such objection to Buyer. The parties shall thereafter meet and confer in good faith to resolve any objections and attempt to agree on the Actual Closing Date Net Tangible Book Value. If they are unable to agree on the Actual Closing Date Net Tangible Book Value within ten Business Days thereafter, the parties shall submit, in writing, to the office of Ernst & Young LLP located in Chicago, Illinois (or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed to in writing by Seller and Buyer) (the “Selected Accounting Firm”), within 30 calendar days after the expiration of said ten Business Day period, their briefs detailing their views as to the nature and amount of each item remaining in dispute and the calculation of the Actual Closing Date Net Tangible Book Value, and the Selected Accounting Firm shall, subject to Section 2.3(c), make a written determination as to each such disputed item and the calculation of the Actual Closing Date Net Tangible Book Value, which determination shall be final and binding on the parties for all purposes hereunder. The costs of any dispute resolution pursuant to this Section 2.3(a), including the fees and expenses of the Selected Accounting Firm and of any enforcement of the determination thereof, shall be borne by the parties in inverse proportion as they may prevail on the matters resolved by the Selected Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Selected Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.
          (b) Net Tangible Book Value Adjustment. The Purchase Price shall be adjusted by an amount equal to the difference between the Actual Closing Date Net Tangible Book Value and the May 31 Net Tangible Book Value (the “Adjustment Amount”). If the Actual Closing Date Net Tangible Book Value is greater than the May 31 Net Tangible Book Value, then the Purchase Price shall be increased by the amount of the Adjustment Amount (the “Additional Purchase Price”). If the Actual Closing Date Net Tangible Book Value is less than the May 31 Net Tangible Book Value, then the Purchase Price shall be reduced by an amount equal to the Adjustment Amount (the “Purchase Price Reduction”).
          (c) The Selected Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties within the range of the difference between Buyer’s position with respect thereto and Seller’s position with respect thereto. The determination of the Selected Accounting Firm shall be based solely on the briefs submitted by the parties and not on independent review, and shall be accompanied by a certificate of the Selected Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.3. Seller and Buyer shall use their commercially reasonable efforts to cause the Selected Accounting Firm to render a written decision resolving the matters submitted to it within 20 Business Days following the submission thereof.
          (d) Payment of Adjustment Amount. Within three Business Days following the final determination of the Actual Closing Date Net Tangible Book Value pursuant to Section 2.3(a) above, Buyer and Seller shall take the applicable action as follows:
                    (i) Upon determination of the Actual Closing Date Net Tangible Book Value in accordance with Section 2.3(a) above, the parties shall calculate the amount of the Additional Purchase Price or the Purchase Price Reduction, as applicable, and pay such amount as provided in paragraph (ii) of this Section 2.3(d).
                    (ii) If there is a Purchase Price Reduction owed by Seller, Seller shall pay such amount immediately following such final determination by wire transfer of immediately available funds to an account specified by Buyer. If there is an Additional Purchase Price owed by Buyer, Buyer shall, and Ceradyne shall cause Buyer to, pay such amount immediately following such final determination by wire transfer of immediately available funds to an account specified by Seller.
     Section 2.4 Adjustment to Purchase Price Based on Collection of Accounts Receivable. Following the Closing Date, Buyer shall use its commercially reasonable efforts consistent with past practice, which shall be no less than the efforts that EPB undertakes to collect its accounts receivable, to collect all accounts receivable that are reflected on the EPB Financial Statements or on the accounting records of EPB as of the Closing Date (the “Closing Date A/R”). To the extent that Buyer is unable to collect any Closing Date A/R in excess of any reserves provided for Closing Date A/R in the EPB Financial Statements on or prior to the date that is 180 days after the Closing Date (the “A/R Collection Period”), Seller shall repurchase for its own account the uncollected Closing Date A/R from Buyer on a dollar-for-dollar basis in an amount equal to such uncollected balance (the “Additional Purchase Price Reduction”). As of each date that is (a) 90 days after the Closing Date and (b) 180 days after the Closing Date, Buyer shall provide Seller with a schedule of such uncollected Closing Date A/R, if any, and shall provide Seller with reasonable access to the appropriate Buyer personnel and all supporting financial statements, work sheets, and other documentation reasonably requested by Seller and reasonably necessary for Seller to determine any Additional Purchase Price Reduction. Buyer and Seller will cooperate and negotiate in good faith to resolve any dispute regarding any Additional Purchase Price Reduction. Seller shall pay any Additional Purchase Price Reduction to Buyer within 15 Business Days following the delivery of the schedule due to be delivered by Buyer pursuant to this Section 2.4 on the date that is 180 days after the Closing Date.

     Section 2.5 Adjustment to Purchase Price Based on the Pilot Plant Clean-Up and the Beryllium Clean-Up. Following the Closing Date, Buyer shall use its commercially reasonable efforts to effect (a) the Pilot Plant Clean-Up for an amount less than $30,000 and (b) the Beryllium Clean-Up for an amount less than $90,000, in each case on or before the date that is 18 months after the Closing Date. On or before the date that is 18 months after the Closing Date, Buyer shall provide Seller with a schedule of the total clean-up expense incurred by Buyer in connection with each of the Pilot Plant Clean-Up and the Beryllium Clean-Up and shall provide Seller with reasonable access to the appropriate Buyer personnel and all supporting financial statements, work sheets and other documentation reasonably requested by Seller and reasonably necessary for Seller to determine the total clean-up expense incurred by Buyer in connection with each of the Pilot Plant Clean-Up and the Beryllium Clean-Up. If Buyer completes either (i) the Pilot Plant Clean-Up for an amount less than $30,000 or (ii) the Beryllium Clean-Up for an amount less than $90,000, then in each such case, Buyer shall pay to Seller on a dollar-for-dollar basis an amount equal to, as the case may be, (x) $30,000 less the clean-up expense incurred by Buyer in connection with the Pilot Plant Clean-Up and (y) $90,000 less the clean-up expense incurred by Buyer in connection with the Beryllium Clean-Up, Buyer shall pay any such amount to Seller within 15 Business Days following the delivery of the schedule due to be delivered by Buyer pursuant to this Section 2.5 on or before the date that is 18 months after the Closing Date.
     Section 2.6 Closing. Unless this Agreement is earlier terminated pursuant to Section 9.1, the closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, 16th Floor, Newport Beach, California 92660 at 10:00 a.m. (Pacific Time), on the later to occur of (i) August 1, 2007, or (ii) the third Business Day following the satisfaction or waiver of the conditions precedent set forth in Article VIII, or at such other time and place as the parties mutually agree. The Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF EPB AND SELLER
     Except as disclosed in the Schedules attached hereto, EPB and Seller, jointly and severally, represent and warrant to Buyer as follows:
     Section 3.1 Organization and Good Standing of EPB.
          (a) EPB is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full limited liability company power and authority to conduct its business as it is now being conducted.
          (b) EPB is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified or to be in good standing would not have, individually or in the aggregate, a Material Adverse Effect.
          (c) EPB has made available to Buyer true and correct copies of the Certificate of Formation and Limited Liability Company Agreement of EPB (collectively, the “EPB Governing Documents”). Copies of the minute book containing the records of meetings, if any, of the members and the managers (or equivalent parties) of EPB have been made available to Buyer. EPB is not in material default under or in violation of any provision of the EPB Governing Documents.
     Section 3.2 Authority; No Conflict.
          (a) This Agreement constitutes the legal, valid and binding obligation of EPB, enforceable against EPB in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity. Upon the execution and delivery by EPB of each document to be executed or delivered by EPB at Closing pursuant to Section 8.2(d) (collectively, the “EPB Closing Documents”), each of the EPB Closing Documents will constitute the valid and binding obligation of EPB, enforceable against EPB in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.
          (b) EPB has all requisite limited liability company power and authority to execute and deliver this Agreement and the EPB Closing Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by EPB and the consummation by EPB of the transactions contemplated hereby have been duly authorized by EPB’s members and managers, and no other limited liability company action on the part of EPB is necessary to authorize the execution and delivery by EPB of this Agreement or the consummation of the transactions contemplated hereby.
          (c) Except as set forth in Schedule 3.2(c), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or violate the EPB Governing Documents, (ii) conflict with or result in any material violation of any federal, state, local or municipal laws, statutes, ordinances, codes or regulations (“Legal Requirements”) applicable to EPB, or any order, injunction, judgment, decree, ruling, assessment or arbitration award (“Orders”) of any Governmental Authority or arbitrator to which EPB or any of its assets are subject, (iii) materially breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any Material Contract or otherwise cause any Person to terminate a material relationship with EPB, or (iv) result in the imposition or creation of any material Lien upon or with respect to any of the assets of EPB.
          (d) Except (i) for applicable requirements under the HSR Act, and (ii) as set forth in Schedule 3.2(d), EPB is not and will not be required to give any notice to or obtain any consent from any Governmental Authority or from any other Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for any failure which would not be material, individually or in the aggregate.
     Section 3.3 Capitalization; No Subsidiaries.
          (a) The LLC Interests, all of which are issued to and owned by Seller, constitute all the issued and outstanding limited liability company membership interests in EPB, have been duly authorized and validly issued and were issued in compliance with all applicable federal and state securities laws. Except as set forth in Schedule 3.3(a), there are no options, warrants, calls, subscriptions, convertible securities, preemptive rights, rights of first refusal or other rights, agreements or commitments that obligate EPB to issue, transfer or sell any membership interest or other equity interest in EPB, or that restrict the right of Seller to transfer any membership interests of EPB. There is no obligation, contingent or otherwise, of EPB to repurchase, redeem or otherwise acquire any membership interests of EPB.
          (b) Except as set forth in Schedule 3.3(b), EPB does not, directly or indirectly, own and has not agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for capital stock or other equity interests of, any Person. EPB is not engaged in or required to enter into any corporate partnership or joint venture or similar cooperative undertaking with any other Person. Except as set forth in Schedule 3.3(b), to the Knowledge of EPB, there are no voting trusts, proxies or other agreements among EPB’s members with respect to the voting or transfer of EPB’s membership interests. The LLC Interests are uncertificated.
          (c) EPB does not have any Subsidiaries.
     Section 3.4 Financial Statements.
          (a) Attached as Schedule 3.4(a) are true and complete copies of (i) an audited balance sheet of EPB as of November 30, 2006 and the related audited statements of income, changes in equity and cash flows for the four months ended November 30, 2006, including in each case the notes thereto, together with the report of BDO Siedman, LLP, independent certified public accountants, and (ii) an unaudited balance sheet of EPB (the “Interim Balance Sheet”) as of May 31, 2007 (the “Interim Balance Sheet Date”) and the related unaudited statement of income for the six-months then ended (collectively, the financial statements referred to in clauses (i) and (ii) are the “EPB Financial Statements”). The EPB Financial Statements fairly present in all material respects the financial condition and the results of operations of EPB as at the respective dates of and for the periods referred to in the EPB Financial Statements, except as noted therein, and, in the case of unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments. The EPB Financial Statements have been prepared from the books and records of EPB and have been prepared in accordance with accounting principles as applied by EPB historically and on a consistent basis and, to the extent not inconsistent therewith, with GAAP (except as may be noted therein).
          (b) Except as set forth in Schedule 3.4(b), EPB does not have any obligations or liabilities (whether accrued, absolute, contingent or otherwise) required to be reflected as liabilities on a balance sheet prepared in accordance with GAAP other than (i) liabilities and obligations disclosed on the Interim Balance Sheet; (ii) liabilities and obligations incurred in the ordinary course of business since the Interim Balance Sheet, and (iii) those liabilities that individually or in the aggregate would not be material.
     Section 3.5 Inventory. All inventories of EPB reflected on the Interim Balance Sheet are valued at the lower of cost (using average costing method) or market, in accordance with accounting principles as applied by EPB historically and on a consistent basis and, to the extent not inconsistent therewith, with GAAP (except as may be noted therein). Except to the extent of inventory reserves reflected in the EPB Financial Statements, the items included in said inventories are (i) normal items of inventory carried by EPB, (ii) generally of a quality and quantity merchantable at customary gross margins for the filling of orders in the normal course of business consistent with past practice, (iii) adequate for the conduct of the EPB Business in the ordinary course consistent with past practice and inventory levels, and (iv) are not in excess of normal operating requirements of EPB consistent with past practice.
     Section 3.6 Real Property.
          (a) Owned Real Properties. Schedule 3.6(a) sets forth a complete and accurate list of all real property owned as of the date hereof (directly or indirectly, beneficially or otherwise) in whole or in part by EPB (such real property, collectively, the “EPB Owned Real Property”). Except as set forth on Schedule 3.6(a), EPB has good and marketable title to its EPB Owned Real Property, free and clear of all Liens, other than Permitted Liens.
          (b) Schedule 3.6(b) lists (i) all real property with respect to which EPB holds a leasehold interest, or otherwise has a license to use (the “EPB Leased Real Property”), (ii) the identity of the lessor, lessee and current occupant (if different from lessee) with respect to the EPB Leased Real Property, and (iii) each agreement under which EPB leases or otherwise has the right to use any EPB Leased Real Property. Except as set forth in Schedule 3.6(b), EPB has not entered into any subleases, licenses or other agreements relating to the use or occupancy of all or any portion of the EPB Leased Real Property by any Person other than EPB.
          (c) Neither EPB nor Seller has received written notice from any Governmental Authority that any of the EPB Leased Real Property or the EPB Owned Real Property (collectively, the “EPB Real Property”) is not in material compliance with all applicable Legal Requirements, except for such failures to comply, if any, which have been remedied. To the Knowledge of EPB there are no pending or threatened, in writing, eminent domain, condemnation or other Proceedings affecting the EPB Real Property that would result in the taking of all or any part of the EPB Real Property or that would prevent or hinder the continued use of the EPB Real Property as currently used in the conduct of the EPB Business.
     Section 3.7 Tangible Personal Property.
          (a) Except as set forth on Schedule 3.7(a), EPB has good and marketable title to, free and clear of all Liens other than Permitted Liens, or a valid right to use, all machinery, equipment and tangible personal property used or held for use in connection with the EPB Business (including all tangible personal property reflected in the Interim Balance Sheet or acquired since the Interim Balance Sheet Date).
          (b) All furniture, fixtures, vehicles, computer systems, equipment, and other tangible personal property owned or leased by EPB and used in its operations (collectively, the “Equipment”) are, in all material respects, in good operating condition (ordinary wear and tear excepted) and repair. Such personal property is not held other than in the possession of EPB. Schedule 3.7(b) is a copy of EPB’s depreciation schedule as of the Interim Balance Sheet Date, which identifies individual items of Equipment in excess of $5,000, the post-bankruptcy adjusted value thereof, the accumulated depreciation and the remaining balance; such schedule is accurate and complete in all material respects.
          (c) Neither EPB nor Seller has received written notice from any Governmental Authority that any of the Equipment is not in material compliance with all applicable Legal Requirements, except for such failures to comply, if any, which have been remedied.

     Section 3.8 Taxes. Except as set forth in Schedule 3.8:
          (a) EPB has timely filed all material federal, state, local and municipal Tax Returns required to have been filed with any Governmental Authority, except for those Tax Returns for which the time for filing has been validly extended. Such Tax Returns are true and complete in all material respects.
          (b) All Taxes that EPB is or was required by applicable Legal Requirement to pay, withhold or collect have been paid, withheld or collected, and, to the extent required, have been properly paid on a timely basis to the appropriate Governmental Authority. The unpaid Taxes of EPB do not exceed the reserve for income Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of EPB.
          (c) No examination or audit of any Tax Return of EPB by any taxing authority, court or other Governmental Authority is currently in progress or, to the Knowledge of EPB, threatened. No assessment or other Proceeding by any taxing authority, court or other Governmental Authority is pending, or to the Knowledge of EPB, threatened, with respect to the Taxes or Tax Returns of EPB.
          (d) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for or the period for the collection or assessment of Taxes due by EPB for any taxable period.
          (e) EPB has no liability for Taxes of any Person other than EPB (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Legal Requirement); or (ii) as a transferee or successor. EPB has not been a member of an “affiliated group” within the meaning of the Code, other than the affiliated group of which Seller is the common parent entity. EPB is not a party to any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement.
          (f) None of the assets of EPB is “tax-exempt use property” within the meaning of Section 168(h) of the Code. EPB has not agreed to make, nor is EPB required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.
          (g) EPB: (i) has not made any payments, is not obligated to make any payments, and is not a party to any agreement, that under certain circumstances would obligate it to make any payments that would not be deductible under Code Section 280G; (ii) has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii); or (iii) has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of applicable Legal Requirement.
          (h) The transactions contemplated herein are not subject to the Tax withholding provisions of Code Section 3406 or of subchapter A of Chapter 3 of the Code or of any other provision of law.

          (i) Neither Seller nor EPB has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign Legal Requirement to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither Seller nor EPB has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter” transaction as defined in Section 6662 or 6011 of the Code or the Treasury Regulations promulgated thereunder.
          (j) EPB has not distributed stock of another Person, nor has it had its membership interests or other securities distributed by another Person, in a transaction that purported or was intended to be governed in whole or in part by Section 355 or 361 of the Code.
     Section 3.9 Employees.
          (a) Except as set forth in Schedule 3.9(a), there is no collective bargaining agreement in effect between EPB, on the one hand, and any labor unions or organizations representing any of the employees of EPB, on the other hand. Since August 1, 2006, EPB has not experienced any organized slowdown, work interruption, strike or work stoppage by its employees, and, to the Knowledge of EPB, there is no strike, labor dispute or union organization activities pending or threatened affecting EPB.
          (b) Except as set forth in Schedule 3.9(b), EPB is in material compliance with all applicable Legal Requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986.
          (c) Except as set forth in Schedule 3.9(c), EPB is not a party to any employment, non-competition or severance contract or agreement with any executive employee of EPB.
          (d) Except as set forth on Schedule 3.9(d), to the Knowledge of EPB, no executive employee of EPB has indicated that he or she plans to terminate his or her employment or relationship with EPB.
     Section 3.10 Employee Benefits.
          (a) Except as set forth on Schedule 3.10(a), neither EPB nor Seller, nor any of their respective current or former ERISA Affiliates, maintains, sponsors, contributes to or is obligated to make contributions to, or has or could have any liability with respect to, any written or oral material employment, consulting, executive compensation, bonus, deferred compensation, incentive compensation, securities purchase, option or other equity-based, retention, change in control, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other material fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan,” within the meaning of Section 3(3) of ERISA) (the “Employee Benefit Plans”) with respect to Employees or former Employees.

          (b) With respect to each of the Employee Benefit Plans, EPB has made available to Buyer complete copies of each of the following documents: (i) a copy of all documents evidencing each Employee Benefit Plan (including any amendments thereto); (ii) a copy of the Form 5500 and annual report, if any, required under ERISA or the Code for the most recent plan year; (iii) a copy of the most recent summary plan description, if any, required under ERISA; (iv) if the Employee Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification and advisory letters received from the Internal Revenue Service with respect to each such plan; (v) if the Employee Benefit Plan is funded, the most recent annual and periodic accounting of plan assets and liabilities for such plan; and (vi) a written description of each Employee Benefit Plan that is not in writing and written descriptions of all non-written agreements relating to the Employee Benefit Plans.
          (c) Except as set forth in Schedule 3.10(c), no Employee Benefit Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, or a plan that is subject to Title IV of ERISA.
          (d) Except as set forth in Schedule 3.10(d), none of the Employee Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.
          (e) Each Employee Benefit Plan is and has been maintained and administered in material compliance with its terms and with the applicable requirements of ERISA, the Code and any other applicable Legal Requirements. Neither EPB nor, to EPB’s Knowledge, any other Person, has engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject EPB to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Legal Requirements.
          (f) Except as set forth in Schedule 3.10(f), the consummation of the transactions contemplated hereby will not (i) result in a material increase in or accelerate the vesting of any of the benefits available under any Employee Benefit Plan, or (ii) result in the payment or series of payments by EPB to any employee or other Person of an “excess parachute payment” within the meaning of Section 280G of the Code.
          (g) Except as set forth on Schedule 3.10(g), there are no pending or, to the Knowledge of EPB, threatened, Proceedings that have been asserted relating to any Employee Benefit Plan by any employee or beneficiary covered under any Employee Benefit Plan or otherwise involving any Employee Benefit Plan (other than routine claims for benefits). Except as set forth in Schedule 3.10(g), no examination or audit of any Employee Benefit Plan by any Governmental Authority is currently in progress or, to the Knowledge of EPB, threatened. EPB is not a party to any agreement with the Pension Benefit Guaranty Corporation, the Internal Revenue Service or the Department of Labor.
          (h) All Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or the sponsor thereof has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the Knowledge of EPB, revocation has not been threatened. No such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification or materially increase its cost. There has been no termination, partial termination or discontinuance of contributions to any Qualified Plan that will result in a Material Adverse Effect. Each Employee Benefit Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies in all material respects the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code, as the case may be, for each plan year ending prior to the Closing Date for which testing is required to be completed.
     Section 3.11 Compliance with Legal Requirements. Except as set forth in Schedule 3.11, EPB is, and to the Knowledge of EPB has been since its formation, in compliance in all material respects with all applicable Legal Requirements (excluding, for purposes of this Section 3.11, EPB’s (a) compliance with the Code and other Legal Requirements regarding Tax matters, which is covered under Section 3.8, (b) compliance with ERISA and other Legal Requirements regarding employee benefit matters, which is covered under Section 3.10, and (c) compliance with Environmental Laws, which is covered under Section 3.14).
     Section 3.12 Governmental Authorizations. Schedule 3.12 contains a true and complete list of each material authorization, license, or permit issued or granted by or under the authority of any Governmental Authority or pursuant to any Legal Requirement (the “Governmental Authorizations”) that is held by EPB. Each such Governmental Authorization is valid and in full force and effect in all material respects. EPB has made available to Buyer copies of all such Governmental Authorizations. Except as set forth in Schedule 3.12, EPB is, and has been, in material compliance with all such Governmental Authorizations. Except as set forth in Schedule 3.12, EPB has not received any written notice or other communication from any Governmental Authority regarding (i) any actual or alleged material violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual, proposed, or potential revocation, suspension, cancellation or termination of, or modification to any such Governmental Authorization. The Governmental Authorizations listed in Schedule 3.12 collectively constitute all of the material Governmental Authorizations necessary to permit EPB to lawfully conduct and operate the EPB Business in the manner it is currently conducted.
     Section 3.13 Litigation; Orders.
          (a) Except as set forth in Schedule 3.13(a), there are no claims, actions, suits, proceedings or, to the Knowledge of EPB, investigations, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority (a “Proceeding”) pending or, to the Knowledge of EPB, threatened in writing by or against EPB (or, to the Knowledge of EPB, against any of its officers, managers, directors, agents or employees (in each case, in their capacity as such)) or that otherwise relate to the EPB Business that, if determined adversely to EPB, would be reasonably likely to be material to EPB or the EPB Business, or that would be reasonably likely to adversely affect or restrict EPB’s ability to consummate the transactions contemplated by this Agreement.

          (b) Except as set forth in Schedule 3.13(b), there are no Orders outstanding against or affecting EPB.
     Section 3.14 Environmental Matters. Except as set forth in Schedule 3.14, and except as would not be material:
          (a) EPB is and has since its formation been in compliance with all Environmental Laws. To the Knowledge of EPB, there has not been any release (as defined in CERCLA Section 101) of any Hazardous Materials from any EPB Real Property or, during the period of EPB’s ownership or lease thereof, from any property formerly owned or leased by EPB in any case in volumes or concentrations that would reasonably be expected to give rise to an obligation under Environmental Law to undertake any response (as defined in CERCLA Section 101).
          (b) EPB has not received any written citation, notice or other communication in writing from any Governmental Authority regarding any alleged or actual violation of any Environmental Law or any alleged or actual obligation to undertake or bear the cost of any liabilities under any Environmental Law. There are no Orders or Proceedings pending or, to the Knowledge of EPB, threatened in writing, against EPB relating to any alleged or actual violation of any Environmental Law or any alleged or actual obligation to undertake or bear the cost of any liabilities under any Environmental Law.
          (c) Neither this Agreement nor the consummation of the transactions contemplated hereby shall impose any obligations on EPB for site investigation or cleanup, or notification to or consent of any Governmental Authorities or third parties under any Environmental Laws (including, without limitation, any so called “transaction triggered” or “responsible property transfer” Legal Requirements).
          (d) None of the following currently exists at any property or facility owned, occupied, or operated by EPB: (i) underground storage tanks; (ii) friable asbestos-containing material, in any form; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills.
          (e) EPB has not expressly assumed or undertaken any liability or corrective investigatory or remedial obligation of any other Person in connection with the conduct of the EPB Business relating to any Environmental Laws.
     Section 3.15 Illegal Payments. In the conduct of the EPB Business, neither EPB nor, to the Knowledge of EPB, any other Person has, directly or indirectly, on behalf of or with respect to EPB, paid, given or received or has offered or promised to pay, give or receive, any bribe or other unlawful payment of money or other thing of value in violation of applicable Legal Requirements, any unlawful discount, or any other unlawful inducement, to or from any Person or Governmental Authority in connection with or in furtherance of the business of EPB.
     Section 3.16 Insurance. Schedule 3.16 contains a true and complete list of (a) all material policies of property, fire and casualty, products liability, workers’ compensation, and other forms of insurance under which EPB is an insured or beneficiary as of the date hereof and (b) all claims under such policies exceeding, on an individual basis, $50,000, since August 1, 2006. All such policies are in full force and effect and no written notice of default termination has been received in respect thereof.

     Section 3.17 Material Contracts; No Defaults.
          (a) Schedule 3.17(a) lists each of the following written contracts and agreements to which EPB is a party or is bound as of the date hereof, excluding the agreements disclosed in Schedule 3.6(b), Schedule 3.9(c) and Schedule 3.18(b) (such contracts and agreements, together with the agreements disclosed in Schedule 3.6(b), Schedule 3.9(c) and Schedule 3.18(b), the “Material Contracts”):
               (i) any contract or agreement or group of related contracts or agreements of EPB involving payments by or to EPB of at least (x) $100,000 on an annual basis, or (y) $300,000 in the aggregate;
               (ii) any joint venture, partnership or other similar agreement with a third party;
               (iii) any contract or agreement requiring capital expenditures after the date hereof in the aggregate amount of at least $25,000;
               (iv) any contract or agreement involving the future sale of any assets of EPB (other than the sale of goods in the ordinary course of business), or the future acquisition of any assets (other than in the ordinary course of business) of any Person by EPB (whether by merger, sale of stock, sale of assets or otherwise), in either case, for consideration of at least $50,000;
               (v) any note, indenture, loan agreement, credit agreement, financing agreement, or other evidence of indebtedness relating to the borrowing or loaning of money by EPB of at least $50,000, any guaranty made by EPB in favor of any Person guarantying obligations of at least $50,000, any letter of credit issued for the account of EPB under which EPB has obligations of at least $50,000, or any agreement pledging or placing a Lien on any material asset of EPB;
               (vi) any contract or agreement with any Governmental Authority;
               (vii) any contract or agreement containing covenants that in any way purport to limit the freedom of EPB to engage in any line of business, to market its products in any geographic area, or to compete with any Person;
               (viii) any brokers or finders agreements;
               (ix) each amendment, supplement and modification in respect of any of the foregoing; and
               (x) any exclusive distribution, distributor or reseller agreements.
          (b) Except as set forth in Schedule 3.17(b):
               (i) Each Material Contract (A) is in full force and effect, (B) is a valid and binding agreement of EPB, enforceable against EPB, and, to the Knowledge of EPB, each other party thereto, in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity, and (C) shall continue in full force and effect upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 3.2(d) are not obtained.
               (ii) Neither EPB nor, to the Knowledge of EPB, any other party to any Material Contract, is in material breach of or default under any Material Contract.
               (iii) EPB has not given to, or received from, any other party to any Material Contract, any written notice or other written communication regarding any actual or alleged material breach of, material default under or material dispute regarding any Material Contract by EPB or any other party to such Material Contract.
               (iv) EPB has not received from any other party to any Material Contract, any written notice or other written communication that such party intends to terminate such Material Contract other than in accordance with its terms.
          (c) True and complete copies of the Material Contracts, and any proposed written amendment, supplement or modification to an existing Material Contract have been made available by EPB to Buyer. Schedule 3.17(c) contains an accurate and complete description of all material terms of all oral contracts referred to in this Section 3.17.
     Section 3.18 Intellectual Property.
          (a) Schedule 3.18(a) contains a true and complete list of the following categories of material intellectual property owned or licensed by EPB (the “EPB Intellectual Property”): (i) all registered patents and pending patent applications, including continuations, continuations-in-part, divisions, substitutes, reissues, reexaminations or extensions thereof (the “Patents”); (ii) all registered trademarks and service marks, and pending applications therefor (the “Marks”); (iii) all registered copyrights, and applications therefor (the “Copyrights”); (iv) all rights in Internet web sites and Internet domain names; and (v) all material, proprietary computer software (excluding off-the-shelf software components licensed to EPB pursuant to non-negotiable standard form, mass-market or “shrink wrap” licenses), in each case listing, as applicable, (A) the title of the application or registration, (B) the name of the current owner, (C) each jurisdiction where the application/registration is located, (D) the application or registration number, and (E) whether such EPB Intellectual Property is owned or licensed. EPB Intellectual Property shall also include (x) common law trade names and logos, (y) all copyrights, including, but not limited to, computer applications, and related items, that have not been registered or for which applications therefor have not been filed, and (z) all Trade Secrets, in each case where such EPB Intellectual Property was developed or is used by EPB in connection with the EPB Business.
          (b) Schedule 3.18(b) contains a true and complete list of material agreements and contracts under which EPB licenses the EPB Intellectual Property (as a licensor or licensee) necessary for the operation of the EPB Business as currently conducted. EPB either owns, free and clear of all Liens other than Permitted Liens, or holds under a legally enforceable license to use, all of the material EPB Intellectual Property used by EPB.
          (c) All Patents, Marks and Copyrights are in compliance in all material respects with all formal Legal Requirements (including the payment of any maintenance fees) and, to the Knowledge of EPB, are valid and enforceable. EPB has taken reasonable steps to maintain the EPB Intellectual Property.

          (d) There are no pending or, to the Knowledge of EPB, threatened, Proceedings against EPB asserting that the use of the EPB Intellectual Property by EPB infringes upon or misappropriates any intellectual property rights of any Person.
          (e) EPB has not misappropriated any material Trade Secrets of any other Person. EPB has taken reasonable precautions to protect the secrecy, confidentiality and value of all of its material Trade Secrets.
          (f) Except as set forth on Schedule 3.18(f) in all material respects, (i) EPB owns and possesses free and clear of all Liens, other than Permitted Liens, all right, title, and interest in and to, or has the right to use pursuant to a valid and enforceable license, the EPB Intellectual Property sufficient for the operation of the EPB Business as currently operated; (ii) EPB has not received any written notice of invalidity, infringement, or misappropriation from any third party with respect to any such intellectual property rights; (iii) EPB has not, in connection with the EPB Business, interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of any third parties in any material respect; and (iv) to the Knowledge of EPB, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any EPB Intellectual Property in any material respect.
          (g) Schedule 3.18(g) sets forth a complete and accurate list of (i) all current and former employees of EPB and (ii) all independent contractors and consultants of EPB who have entered into confidentiality, invention assignment and proprietary information agreements with EPB, in substantially the forms made available to Buyer.
     Section 3.19 Absence of Certain Changes and Events. Except as set forth in Schedule 3.19, since the Interim Balance Sheet Date, and through and including the date of this Agreement, (a) the business of EPB has been conducted, in all material respects, in the ordinary course of business consistent with past practice, (b) there has not occurred any Material Adverse Effect, and (c) EPB has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.2.
     Section 3.20 Customers and Suppliers.
          (a) Customers. Schedule 3.20(a) sets forth an accurate and complete list of the ten largest customers of EPB (by volume in dollars of sales to such customers) for the 12-month period immediately preceding April 30, 2007, and the amount of revenues accounted for by such customers during such period.
          (b) Suppliers.
               (i) Schedule 3.20(b)(i) sets forth an accurate and complete list of the ten largest suppliers of EPB (determined on the basis of dollar volume for the 12-month period ending on April 30, 2007) and the amounts paid to each such supplier for the 12-month period ending on April 30, 2007.
               (ii) Schedule 3.20(b)(ii) sets forth an accurate and complete list of all sole source suppliers of significant goods or services to EPB.

     Section 3.21 Transactions with Related Persons. Except as set forth in Schedule 3.21, no member, manager, officer or director of EPB (any such individuals, a “Related Person”), or, to the Knowledge of EPB, any Affiliate or member of the immediate family of any Related Person, is involved in any business arrangement or relationship with EPB other than employment arrangements entered into in the ordinary course of business and inter-company arrangements entered into in the ordinary course of business with Related Persons that are entities and not individuals.
     Section 3.22 Brokers or Finders. EPB has not incurred and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any other similar payment in connection with the transactions contemplated hereby. Any such payments shall be the sole responsibility of Seller.
     Section 3.23 Product Warranties; Defects; Liabilities. To the Knowledge of EPB, each product manufactured, sold, licensed, leased or delivered by EPB (the “EPB Products”) has been in conformity in all material respects with the specifications for such EPB Products, all applicable contractual commitments and all applicable express and implied warranties. No EPB Product is subject to any guaranty, warranty or other indemnity beyond the applicable terms and conditions of the applicable sale (copies of which have been previously provided or made available to Buyer), license or lease or beyond that which may be implied or imposed by applicable Legal Requirement.
     Section 3.24 Exclusivity of Representations and Warranties. None of Seller, EPB or any of their Affiliates is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of EPB), except as expressly set forth in this Agreement, and Seller hereby disclaims any such other representations or warranties.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND CERADYNE
     Buyer and Ceradyne, jointly and severally, represent and warrant to EPB and Seller as follows:
     Section 4.1 Organization and Good Standing. Each of Buyer and Ceradyne is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted. Each of Buyer and Ceradyne is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified or to be in good standing would not have, individually or in the aggregate, a material adverse effect on Buyer or Ceradyne.
     Section 4.2 Authority; No Conflict.
          (a) This Agreement constitutes the legal, valid and binding obligation of Buyer and Ceradyne, enforceable against Buyer and Ceradyne in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity. Upon the execution and delivery by Buyer of each document to be executed and delivered at Closing by Buyer pursuant to Section 8.3(c) (collectively, the “Buyer Closing Documents”), each of the

Buyer Closing Documents will constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Buyer Closing Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer’s and Ceradyne’s Board of Directors, and no other corporate action on the part of Buyer, Ceradyne or their respective stockholders is necessary to authorize the execution and delivery of this Agreement by Buyer or Ceradyne or the consummation of the transactions contemplated hereby.
          (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or violate the Certificate of Incorporation or Bylaws of Buyer or Ceradyne, (ii) conflict with or violate any Legal Requirement applicable to Buyer or Ceradyne or any Order of any Governmental Authority or arbitrator to which Buyer, Ceradyne or any of their respective assets are subject, or (iii) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any material contract or agreement of Buyer or Ceradyne, except, in any such case of clause (i), (ii), or (iii), for such conflicts, violations or breaches that, individually or in the aggregate, would not be reasonably likely to prevent or materially delay or impair the ability of Buyer or Ceradyne to consummate the transactions contemplated by this Agreement.
          (c) Except for applicable requirements under the HSR Act, Buyer is not and will not be required to give any notice to or obtain any consent from any Governmental Authority or from any other Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, such that the failure to give such notice or obtain such consent would be reasonably likely to prevent or materially delay or impair the ability of Buyer or Ceradyne to consummate the transactions contemplated by this Agreement.
     Section 4.3 Financing. At Closing, Buyer will have sufficient funds to permit Buyer to consummate the transactions contemplated by this Agreement.
     Section 4.4 Investment Intent. Buyer is acquiring the LLC Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the LLC Interests in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Buyer agrees that the LLC Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Buyer is able to bear the economic risk of holding the LLC Interests for an indefinite period (including total loss of its investment), and (either alone or together with its representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
     Section 4.5 Buyer’s Investigation and Reliance. Buyer is a sophisticated purchaser and has made its own investigation, review and analysis regarding EPB and the transactions contemplated hereby, which investigation, review and analysis were conducted by Buyer together with expert advisors that it has engaged for such purpose. Buyer is not relying on any statement, representation or warranty, oral or written, express or implied, made by EPB or Seller, or any of their respective Affiliates or representatives, except as expressly set forth in this Agreement. Neither Seller nor any of its Affiliates or representatives shall have any liability to Buyer or any of its Affiliates or representatives resulting from the use of any information, documents or materials made available to Buyer, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the transactions contemplated by this Agreement, except to the extent representations and warranties regarding such information, documents or materials are expressly set forth in this Agreement. Buyer acknowledges that, should the Closing occur, Buyer shall acquire EPB without any representation or warranty as to merchantability or fitness for any particular purpose of its assets, on an “as is” and “where is” basis, except as expressly set forth in this Agreement. Nothing in this Section 4.5 is intended to modify or limit any of the representations or warranties of Seller or EPB set forth in this Agreement.
     Section 4.6 Brokers or Finders. Buyer has not incurred and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any other similar payment in connection with the transactions contemplated hereby.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER AND EP CORPORATION
     Seller and EP Corporation hereby represent and warrant to Buyer as follows:
     Section 5.1 Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full limited liability company power and authority to conduct its business as it is now being conducted. EP Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted. EP Corporation owns, directly or indirectly, 100% of the outstanding limited liability company interests of Seller.
     Section 5.2 Authority; No Conflict.
          (a) This Agreement constitutes the legal, valid and binding obligation of Seller and EP Corporation, enforceable against Seller and EP Corporation in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity. Upon the execution and delivery by Seller of each document to be executed and delivered at Closing by Seller pursuant to Section 8.2(d) (collectively, the “Seller Closing Documents”), each of the Seller Closing Documents will constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the Seller Closing Documents and to consummate the transactions contemplated hereby and thereby.

          (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Seller’s managers, and no other action on the part of Seller or its members, or EP Corporation or its stockholders, is necessary to authorize the execution and delivery of this Agreement by Seller or EP Corporation or the consummation of the transactions contemplated hereby.
          (c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or violate the Certificate of Formation or Limited Liability Company Operating Agreement of Seller, (ii) the Certificate of Incorporation or Bylaws of EP Corporation, (iii) conflict with or violate any Legal Requirement applicable to Seller or EP Corporation, or any Order of any Governmental Authority or arbitrator to which Seller or EP Corporation or any of their respective assets are subject, or (iv) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any material contract or agreement of Seller or EP Corporation, except, in any such case of clause (i), (ii), or (iii), for such conflicts, violations or breaches that, individually or in the aggregate, would not be reasonably likely to prevent or materially delay or impair the ability of Seller to consummate the transactions contemplated by this Agreement.
          (d) Except for applicable requirements under the HSR Act, Seller is not or will not be required to give any notice to or obtain any consent from any Governmental Authority or from any other Person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, such that the failure to give such notice or obtain such consent would be reasonably likely to prevent or materially delay or impair the ability of Seller to consummate the transactions contemplated by this Agreement.
          Section 5.3 Ownership of LLC Interests. Seller is the sole beneficial and record owner of the LLC Interests (subject to Permitted Liens). At the Closing, Seller will sell and convey to Buyer the LLC Interests, free and clear of any Liens, other than restrictions imposed by federal and applicable state securities laws which do not constitute an impediment to the transfer of the LLC Interests to Buyer pursuant to this Agreement. Seller has not, and as of the Closing Seller shall not have, sold or otherwise disposed of, or granted any options or rights to purchase, and Seller has not, and as of the Closing shall not have, entered into any agreement obligating Seller to sell or otherwise dispose of, or to grant options or rights to purchase, any of the LLC Interests, except to Buyer.
ARTICLE VI
PRE-CLOSING COVENANTS
     Section 6.1 Access and Investigation. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Buyer, EPB will (i) afford Buyer and its agents and representatives reasonable access, during regular business hours, to EPB’s facilities, personnel, contracts, books and records, and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the normal operations of EPB and shall be exercised under the supervision of EPB’s personnel, (ii) furnish or make available to Buyer and its agents and representatives copies of all such contracts, books and records, and other existing documents and data that Buyer may reasonably request, and (iii) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the properties, assets and financial condition of EPB. Notwithstanding anything to the contrary in this Agreement, EPB shall not be required to disclose any information to Buyer or its agents or representatives if such disclosure would, in EPB’s sole discretion, (A) jeopardize any attorney-client or other legal privilege or (B) contravene any applicable Legal Requirements, fiduciary duty or binding agreement entered into prior to the date hereof.
     Section 6.2 Operation of the Business of EPB. Except as contemplated by this Agreement or with the prior written consent of Buyer, between the date of this Agreement and the Closing Date, EPB shall conduct the EPB Business in the ordinary course of business consistent with past practice and shall use commercially reasonable efforts to preserve intact in all material respects the current business organization of EPB, keep available the services of EPB’s officers, employees, and agents, and maintain EPB’s relations and goodwill with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with EPB. Without limiting the generality of the foregoing, between the date of this Agreement and the Closing Date, except as contemplated by this Agreement EPB shall not, without the prior written consent of Buyer, take any of the following actions:
          (a) issue, sell, repurchase, redeem or acquire any LLC Interests, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such membership interests;
          (b) declare, set aside or pay any non-cash distribution (whether in securities or property or other combination thereof) with respect to the LLC Interests, or pay any cash distribution with respect to the LLC Interests at any time after the close of business on the day immediately preceding the Closing Date;
          (c) amend the EPB Governing Documents;
          (d) (i) other than in the ordinary course of business consistent with past practice, declare, pay or increase any bonuses, salaries, or other compensation payable to any employee of EPB or (ii) grant any severance or termination pay to any current or former manager, officer or employee of EPB other than pursuant to agreements or contracts existing on the date of this Agreement;
          (e) other than in the ordinary course of business or in connection with any reorganization or amendments reasonably required to give effect to, or prepare for, the transactions contemplated by this Agreement, adopt any Employee Benefit Plan, or amend or increase the payments under any Employee Benefit Plan;
          (f) enter into, amend in any material respect, or terminate (other than any termination as the result of the expiration of the term of any agreement), or waive or assign any material right under (i) any Material Contract or (ii) any contract or agreement with any Related Person or, to the Knowledge of EPB, any immediate family member or Affiliate thereof;
          (g) other than in the ordinary course of business consistent with past practice, acquire any assets or properties in excess of $50,000 individually or $250,000 in the aggregate, or lease any assets or properties requiring rental payments in excess of $25,000 on an annual basis or $50,000 in the aggregate;
          (h) make any loans or advances or otherwise arrange for the extension of credit to any Person or increase the amount of any loan currently outstanding, except for (i) advances to employees or officers of EPB for expenses incurred in the ordinary course of business and consistent with current policy and (ii) extensions of credit to customers of EPB in the ordinary course of business consistent with past practice;
          (i) sell, lease, or otherwise dispose of any assets or properties of EPB other than (i) in the ordinary course of business and (ii) dispositions of obsolete or unsaleable inventory or equipment other than to the extent necessary to transfer from EPB to Seller any real estate or other property at the Miami, Oklahoma facility or the Seneca, Missouri facility and the related products (lithium silicon, lithium aluminum, and iron powder) produced thereat;
          (j) incur, assume or guarantee any (i) indebtedness for borrowed money (not including any obligations under any operating leases or capitalized leases) or (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in excess of $50,000 individually or $100,000 in the aggregate;
          (k) permit or allow any of the assets of EPB to be subject to a Lien securing obligations in excess of $50,000 individually or $100,000 in the aggregate, other than a Permitted Lien;
          (l) cancel, waive, settle or compromise any Proceeding disclosed in Schedule 3.13(a);
          (m) cancel, waive or settle any claims or rights with a value to EPB in excess of $50,000;
          (n) make any change in the accounting methods used by EPB, except as required by GAAP;
          (o) any actions that could reasonably be expected to result in a Material Adverse Effect; or
          (p) enter into any agreement, whether oral or written, to do any of the foregoing.
Section 6.3 Required Approvals.
          (a) Between the date of this Agreement and the Closing Date, each party shall use commercially reasonable efforts to obtain all consents and approvals of Governmental Authorities and other Persons required to be obtained in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing, including, without limitation, taking all required actions relating to the HSR Act as set forth in Section 6.3(b) below. Notwithstanding the foregoing, except as otherwise agreed to by the parties, no party will have any obligation to pay any material fee to any third party (not including filing or other fees payable to Governmental Authorities) for the purpose of obtaining any consents or approvals.
          (b) Each party shall cooperate with the other parties and shall use commercially reasonable efforts to file required Notification and Report Forms under the HSR Act with the FTC and the DOJ as soon as practicable following the date of this Agreement (but in no event later than ten days from and after the date hereof), shall use commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act, and shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information;

provided, however, that nothing in this Section 6.3(b) shall require, or be construed to require, Buyer to proffer to, or agree to, sell, before or after the Closing Date, any assets, businesses or interest in any assets or businesses of Buyer or EPB or any of their Affiliates (or consent to any sale, or agreement to sell, by EPB of any of its assets or businesses) or agree to any material changes or restrictions in the operations of any such assets or businesses.
          (c) Each party shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act. Subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their agents or representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.
          (d) Each party shall bear its own costs for filing and other fees payable to Governmental Authorities; except for the filing fee under the HSR Act, which the parties agree to share equally. On the filing date of the Notification under the HSR Act by Buyer, Seller shall deliver payment in immediately available funds to Buyer for one-half of the filing fee.
     Section 6.4 Notification; Update of Schedules. Between the date of this Agreement and the Closing Date, each party shall give prompt notice in writing to the other parties at such time that such party becomes aware of (i) any notice or other communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement or (ii) any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied. If any such fact or condition requires any change to the Schedules, EPB shall promptly deliver to Buyer a supplement to the Schedules specifying such change. The delivery of any notice or supplement by EPB to Buyer pursuant to this Section 6.4, in and of itself, will not create any presumption that the delivery of such notice or supplement constitutes or evidences the existence of a Material Adverse Effect or any breach by EPB of any provision of this Agreement, it being understood that any determination as to whether such a Material Adverse Effect or breach exists will be made on the basis of all relevant information. Delivery by EPB to Buyer of any change or supplement to the Schedules, however, shall not be deemed to amend or supplement the Schedules for the purpose of the conditions set forth in Sections 8.2(a) and (b). If, however, Buyer shall determine in its sole discretion to waive a condition set forth in Sections 8.2(a) or (b), then, in such event, the updated Schedules shall be, to the extent a condition is so waived by Buyer, the final Schedules for all purposes of this Agreement. Nothing in this Agreement, including this Section 6.4, shall imply that Seller is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

     Section 6.5 Commercially Reasonable Efforts. Between the date of this Agreement and the Closing Date, each party will use commercially reasonable efforts to cause the conditions in Article VIII to be satisfied.
     Section 6.6 Exclusive Dealing.
          (a) From the date of this Agreement through the Closing Date or until such time that this Agreement is terminated pursuant to Section 9.1, EPB and Seller shall not, and shall not authorize or permit any manager, officer, employee or agent of EPB, directly or indirectly, to (i) solicit, initiate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any financing, restructuring, recapitalization, merger, consolidation or other business combination or any other extraordinary transaction involving EPB or the acquisition of all or any significant part of the assets or equity securities of EPB (an “Acquisition Transaction”); (ii) negotiate, explore or otherwise engage in discussions with any Person (other than Buyer and its representatives and agents) with respect to any Acquisition Transaction, or which may reasonably be expected to lead to a proposal for an Acquisition Transaction, or enter into any contract or understanding with respect to any such Acquisition Transaction; (iii) provide information with respect to EPB to any Person (other than Buyer and its representatives and agents) relating to a possible Acquisition Transaction; or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Transaction (other than by Buyer).
          (b) As of the date hereof, EPB and Seller shall, and shall cause their respective Affiliates, officers, directors, managers, employees and agents to, immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Person (other than Buyer and its representatives) conducted heretofore with respect to any Acquisition Transaction. EPB and Seller, as the case may be, shall notify Buyer promptly of any inquiries or proposals received by, any such information requested from, and any requests for negotiations or discussions sought to be initiated or continued with, EPB, Seller and their respective Affiliates, officers, directors, managers, employees and agents, in each case from a Person (other than Buyer and its representatives) with respect to an Acquisition Transaction or any request for non-public information relating to EPB. Any such notice shall include, without limitation, the identity of the Person making such inquiry or proposal and the specific terms of such inquiry or proposal. EPB shall keep Buyer promptly informed of the status of (including any change to the material terms of) any such proposal for an Acquisition Transaction or inquiry.
     Section 6.7 Environmental Remediation. Seller acknowledges that it has received a copy of the EHS Issue Summary Table. Prior to the Closing, Seller shall remediate or cause to be remediated in a manner reasonably acceptable to Buyer, all contaminants listed in Items EHS 34, EHS 35 and EHS 37 of the EHS Issue Summary Table. Seller shall bear all costs and expenses incurred in connection with such remediation efforts.
     Section 6.8 Subdivision of Parcels; Environmental Permits; Option to Purchase.
          (a) Prior to the Closing Date, Seller, at its sole cost and expense and with the cooperation of Buyer, shall cause certain real property owned by EPB to be legally subdivided into several separate parcels pursuant to the requirements of all laws, including subdivision laws applicable to the property (the “Subdivision Laws”), as follows:

               (i) The real property described in item “ii” of Schedule 3.6(a) hereto (“Property in Section 25 and North of Hwy 66 RW”) shall be legally subdivided into two separate parcels identified on Exhibit D as parcels “A-1” and “A-2.” Parcels A-1 and A-2 are referred to collectively as “Parcel A.”
               (ii) The real property described in item “i” of Schedule 3.6(a) hereto (“Property in Section 24”) shall be legally subdivided into three separate parcels identified on Exhibit D as parcels “B-1,” “B-2” and “B-3.” Parcels B-1, B-2 and B-3 are referred to collectively as “Parcel B.”
          (b) Parcels B-2 and A-2 include the RCRA pond and the related monitoring wells described in Item REM 1 of the EHS Issue Summary Table (together, the “RCRA Pond”). Parcels B-2 and A-2 are referred to herein as the “RCRA Parcels.” Parcels A-1, B-1 and B-3 are referred to herein as the “Retained Parcels.” Seller and Buyer shall cooperate as reasonably required to relocate the boundaries of the RCRA Parcels and the Retained Parcels as required to comply with the Subdivision Laws and to provide reasonable ingress, egress, access, maintenance and other easements for the benefit of the RCRA Parcels and the Retained Parcels required by the Subdivision Laws or as necessary to allow for the parcelization and subsequent use, maintenance and operations of the properties. The precise location of the borders between the RCRA Parcels and the Retained Parcels and any such easements shall be mutually acceptable to both Seller and Buyer to reflect the borders outlined on Exhibit D as nearly as practicable.
          (c) Provided that Parcel A and Parcel B have been legally subdivided into the RCRA Parcels and the Retained Parcels in accordance with the Subdivision Laws, the RCRA Parcels shall be transferred to Seller (or an Affiliate) prior to Closing and the Retained Parcels shall be retained by EPB.
          (d) In the event Seller cannot complete the subdivision of Parcel A and Parcel B prior to the Closing, Buyer and Seller shall cooperate, in good faith, to accomplish the subdivision post-Closing pursuant to the Subdivision Laws. In such instance, Parcel B shall be transferred to Seller (or an Affiliate) prior to the Closing, subject to (i) Seller’s agreement to undertake and complete the subdivision of Parcel B and the transfer of Parcel B-1 and Parcel B-3 back to EPB and (ii) Buyer’s and EPB’s agreement to undertake and complete the subdivision of Parcel A, at Seller’s cost, and the transfer of Parcel A-2 to Seller, in each case following the creation of the Retained Parcels and the RCRA Parcels as separate legal parcels. In this event, at the Closing (i) EPB shall grant Seller an easement to enter and use Parcel A-2 for purposes of the monitoring wells located on Parcel A-2 until the subdivision of Parcel A has been completed, and (ii) Seller shall grant EPB an easement to use the waste lagoon located on Parcel B-1, until the subdivision of Parcel B has been completed.
          (e) The obligation by Seller to transfer Parcels B-1 and B-3 back to EPB, and EPB’s right to acquire Parcels B-1 and B-3, shall be evidenced by written option agreements (the “Retained Parcels Options”) under which EPB (or an Affiliate) shall have the right and option for a period of 10 years to purchase Parcels B-1 and B-3, free of any Liens other than Permitted Liens, for a purchase price of $1.00 for each parcel. The Retained Parcels Options shall be recorded against Parcel B in the public records of Ottawa County, Oklahoma or elsewhere as required by law to so record the Retained Parcels Options.

          (f) The obligation by EPB to transfer Parcel A-2 to Seller, and Seller’s right to acquire Parcel A-2, shall be evidenced by a written option agreement (the “RCRA Parcel Option”) under which Seller shall have the right and option for a period of 10 years to purchase Parcels A-2, free of any Liens other than Permitted Liens, for a purchase price of $1.00. The RCRA Parcel Option shall be recorded against Parcel A in the public records of Ottawa County, Oklahoma or elsewhere as required by law to so record the RCRA Parcel Option.
          (g) Seller hereby grants to Buyer and its Affiliates a right of first refusal for a period of 30 years to purchase the RCRA Parcels in the event Seller receives a bona fide offer from a third party to purchase the RCRA Parcels and in the event of any proposed sale or other transfer of the RCRA Parcels (the “Right of First Refusal”). Prior to the Closing, Buyer and Seller shall negotiate in good faith and enter into an agreement memorializing the Right of First Refusal, which agreement shall contain customary and reasonable terms and conditions. The Right of First Refusal shall be recorded against the RCRA Parcels in the public records of Ottawa County, Oklahoma or elsewhere as required by law to so record the Right of First Refusal.
          (h) Prior to the Closing, Seller shall obtain or renew, as the case may be, all permits necessary under Environmental Laws for the operation of the RCRA Pond.
     Section 6.9 Process Safety Management Program. Seller shall, or shall cause EPB to, complete the process safety management program initiated by EPB by no later than three Business Days prior to the Closing Date, subject to reasonable audit standards. Buyer shall be permitted to participate on a commercially reasonable basis in any external third party audits of such program.
     Section 6.10 Physical Inventory. On July 31, 2007, EPB shall take or cause to be taken a physical count of the quantities of inventory of EPB in accordance with generally accepted auditing standards (the “Physical Inventory”). Buyer and its representatives shall be entitled to attend and observe the taking of the Physical Inventory. Each party shall bear the cost of its own personnel and its own accounting firm, to the extent such personnel attend and participate in the Physical Inventory.
     Section 6.11 Seneca and Miami Assets. Prior to the Closing, Seller shall provide Buyer with copies of the documentation which evidences the assignment and transfer from EPB to Seller of the real estate and other property at the Miami, Oklahoma facility and the Seneca, Missouri facility and the related products (lithium silicon, lithium aluminum, and iron powder) produced thereat, and the assumption by Seller of the liabilities related to such assigned assets and operations.
ARTICLE VII
OTHER AGREEMENTS
     Section 7.1 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued, if at all, at such time and in such manner as mutually agreed to by Buyer and EPB; provided, however, that in the case of announcements, statements, or acknowledgments that any party is required by applicable Legal Requirements to make, issue or release, the making, issuing or releasing of any such announcements, statements or acknowledgments by the party so required by applicable Legal Requirements will not constitute a breach of this Agreement if such party has given, to the extent reasonably possible, notice thereof to the other parties prior to such disclosure and has attempted, to the extent reasonably possible, to clear such announcement, statement or acknowledgment with the other parties.

     Section 7.2 Confidentiality. Except as otherwise agreed to by Buyer and EPB, each party shall, and shall cause its representatives and agents to, keep this Agreement and any information about the transactions contemplated hereby strictly confidential pursuant to the terms of the Confidentiality Agreement, which will remain in full force and effect following the date of this Agreement, whether or not the Closing occurs. Buyer and EPB will consult with each other concerning the means by which EPB’s employees, customers, and suppliers and others having dealings with EPB will be informed of the transactions contemplated hereby.
     Section 7.3 Certain Tax Matters.
          (a) Tax Returns. Seller shall prepare or cause to prepared and timely file or cause to be timely filed, in a manner consistent with past practice, all Tax Returns related to EPB required to be filed prior to the Closing Date and timely pay all Taxes required to be paid with respect thereto. Buyer will be given a reasonable opportunity to review and comment upon such Tax Returns and amendments thereto.
          (b) Liability for Taxes.
               (i) Seller shall be liable for and indemnify Buyer, EPB and their respective Affiliates, as the case may be, for all Taxes imposed on EPB or for which EPB may otherwise be liable (including liabilities pursuant to Treasury Regulation Section 1.1502-6(a) or any similar provision of any state, local or foreign Legal Requirement), for any taxable year or period of EPB that ends on or before the Closing Date, but only to the extent that such Taxes are in excess of the amount reserved for such Taxes on the Interim Balance Sheet, as such reserve is adjusted for the passage of time through the Closing Date.
               (ii) Seller and Buyer shall each be liable for and shall be required to pay when due 50% of all Taxes (other than income Taxes of Seller) of any kind or nature arising from the consummation of the transactions contemplated herein, including, without limitation, all excise, value added, registration, stamp, property, documentary, sales, use, transfer, and similar Taxes, levies, charges and fees incurred, or that may be payable to any Governmental Authority, in connection with the transactions contemplated herein.
               (iii) Notwithstanding the foregoing, Buyer may (but shall not be obligated to) pay when due any such Taxes assessed against any of them, but which are payable by Seller pursuant hereto, if Seller’s failure to do so, in the judgment of Buyer, could result in the imposition of a Lien on any of the assets of Buyer or EPB or would constitute a violation of any agreement to which Buyer is subject, or if Seller fails to contest such assessment or charge diligently and in good faith. If Buyer pays any Taxes which pursuant hereto are required to be borne by Seller, Buyer shall be entitled to reimbursement thereof from Seller.
          (c) Tax Indemnification. From and after the Closing Date, Seller shall protect, defend, indemnify and hold harmless Buyer from any and all Taxes imposed on Buyer, EPB or their Affiliates for (i) Taxes described in Section 7.3(b)(i), (ii) Seller’s portion of Taxes described in Section 7.3(b)(ii), and (iii) breaches of the representations and warranties in Section 3.8. Notwithstanding anything in this Agreement to the contrary, the indemnification under this Section 7.3(c) and the indemnification for Taxes set forth elsewhere in this Agreement shall not be subject to any limitations on amount.

          (d) Treatment of Indemnity Payments. All payments made by Seller to or for the benefit of Buyer, EPB or their Affiliates pursuant to any indemnification obligations under this Agreement, will be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Legal Requirement.
          (e) Cooperation. To the extent relevant, each party shall (i) provide the other assistance as may be reasonably requested in connection with the preparation of any Tax Return or the conduct of any audit or examination or other Proceeding and (ii) retain and provide the other with information that may be relevant to the preparation of a Tax Return, or the conduct of an audit, examination or other Proceeding relating to Taxes.
          (f) FIRPTA Certificate. Prior to or at the Closing, Seller shall deliver to Buyer a duly executed “transferor’s certification of non-foreign status” in the form specified by Treasury Regulation Section 1.1445-2(b)(2).
          (g) Purchase Price Allocation. Seller and Buyer acknowledge that the purchase of the LLC Interests shall be treated as a purchase of all of the assets of EPB (the “Purchased Assets”) for U.S. federal income tax purposes. Buyer and Seller agree that the Purchase Price, as finally determined pursuant to Section 2.3, (and any assumed liabilities as determined for federal income tax purposes) will be allocated among the Purchased Assets for all Tax purposes in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Not later than 90 days after the Closing Date, Seller shall prepare and deliver to Buyer for Buyer’s review and approval, a copy of the Form 8594 and any required exhibits thereto (the “Asset Acquisition Statement”) allocating the final Purchase Price (and any assumed liabilities as determined for federal income tax purposes) among the Purchased Assets. Seller shall prepare and deliver to Buyer, from time to time, for Buyer’s review and approval revised copies of the Asset Acquisition Statement (the “Revised Statements”) so as to reflect any matters on the Asset Acquisition Statement that need updating (including purchase price adjustments, if any). If Buyer and Seller agree on the allocation of the final Purchase Price (and any assumed liabilities as determined for federal income tax purposes) within 30 days after the delivery of the Asset Acquisition Statement or the Revised Statements, as the case may be (which shall be evidenced by an Asset Acquisition Statement or the Revised Statements signed by each of Buyer and Seller), Buyer, Seller and their Affiliates shall file all Tax Returns in a manner consistent with such agreed allocation and shall take no position inconsistent therewith. In the event that Buyer and Seller are unable to agree on such allocation within 30 days after the delivery of the Asset Acquisition Statement or the Revised Statements, as the case may be, neither Buyer, Seller nor any of their respective Affiliates shall be required, pursuant hereto, to file any Tax Returns or otherwise take any positions consistent with the allocation of the other party. In the event that Buyer and Seller are unable to agree on the allocation of the final Purchase Price, then each party will in any event file a Form 8594.
     Section 7.4 Employee Retention. Buyer shall be reasonably satisfied that the employees identified on a supplemental list to be delivered by Buyer to Seller on or prior to the date of this Agreement (the “Key Employees,” divided into “Class A Key Employees” and “Class B Key Employees”) will be ready, willing and able to remain as employees of EPB as of the Closing; provided, however, that Buyer will take such steps as are reasonably necessary to inform each Key Employee that the compensation and benefits to be provided by Buyer will not be less, with respect to compensation, and less when viewed as a whole, with respect to benefits, than that provided to such Key Employee by Seller or its Affiliates immediately prior to the Closing.

     Section 7.5 Seller’s and EP Corporation’s Covenant Not to Compete.
          (a) Covenant Not to Compete. Seller and EP Corporation agree that during the Restricted Period, they shall not, anywhere in the Territory, directly or indirectly, (i) engage in the business of producing enriched boron isotopes for the nuclear and semiconductor industries (a “Competing Business”) or (ii) acquire a material interest in any Competing Business in any capacity, including as a partner, stockholder, member, principal, agent, trustee or consultant; provided, however, that Seller or EP Corporation may own, directly or indirectly, solely as a passive investment, up to, but not more than, one percent of any class of securities of any Competing Business (but without otherwise participating in the activities of such Competing Business) if such securities are listed on a national securities exchange or have been registered under Section 12(g) of the Exchange Act.
          (b) Remedies. The necessity of protection against the competition of Seller and EP Corporation and the nature and scope of such protection has been carefully considered and agreed upon by the parties hereto. Seller and EP Corporation acknowledge that one of the most valuable assets acquired by Buyer from Seller and EP Corporation is their goodwill in the marketplace and among their customers, which Seller and EP Corporation helped to develop and maintain, and that Buyer, in purchasing the LLC Interests and entering into the transactions contemplated by this Agreement, has relied on the fact that it will acquire the goodwill of Seller and EP Corporation and upon Seller’s and EP Corporation’s commitment to restrict their ability to compete with Buyer or any current or future Affiliate thereof in the conduct of the EPB Business. Seller, EP Corporation and Buyer hereby agree and acknowledge that the duration, scope and geographic area applicable to the restrictions set forth in this Agreement are fair, reasonable and necessary and include the area in which the goodwill of the EPB Business has been developed by Seller and EP Corporation. Seller and EP Corporation acknowledge that the consideration provided for herein is sufficient and adequate to compensate Seller and EP Corporation for agreeing to the restrictions contained in this Agreement and that such restrictions will not cause Seller or EP Corporation undue hardship. If, however, any court determines that the foregoing restrictions are unreasonable and for that reason unenforceable, such restrictions shall be modified, rewritten or interpreted to include as much of their nature and scope as will render them enforceable. Seller, EP Corporation and Buyer agree that a monetary remedy for a breach of this Agreement will be inadequate and will be impracticable and extremely difficult to prove, and further agree that such a breach would cause Buyer irreparable harm, and that Buyer shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. Seller and EP Corporation agree that Buyer shall be entitled to such injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, without the necessity of posting bond or other undertaking in connection therewith. Any such requirement of bond or undertaking is hereby waived by Seller and EP Corporation, and Seller and EP Corporation acknowledge that in the absence of such a waiver, a bond or undertaking may be required by the court.
     Section 7.6 Directors’ and Officers’ Indemnification. From and after the Closing, Seller agrees that it will indemnify and hold harmless each present and former director, officer, member, and manager of EPB against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring on or prior to the Closing, whether asserted or claimed prior to, on or after the Closing, to the fullest extent that EPB would have been permitted under Delaware law and the EPB Organizational Documents in effect on the date hereof to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Legal Requirements); provided, however, that the person to whom such expenses are advanced must provide an undertaking to Seller to repay such advances if it is ultimately determined by a court of competent jurisdiction (which determination shall have become final) that such person is not entitled to indemnification. Buyer shall not take any action directly or indirectly to disaffirm or adversely affect the provisions of the EPB Governing Documents, each as in effect immediately prior to the Closing, that provide indemnification and expense reimbursement to indemnified parties.
     Section 7.7 Employees.
          (a) Cessation of Participation in Employee Benefit Plans. Effective as of the Closing, EPB employees (and their dependents and beneficiaries) (the “Employees”) shall cease participation in the Employee Benefit Plans sponsored by Seller and/or any Affiliate of Seller (other than EPB) (the “Seller Plans”), with the exception of the New EPB Pension Plans and the vacation policies covering EPB employees.
          (b) Retiree Medical Coverage. Seller shall provide retiree medical coverage at the retired Employee’s own cost to any Employee who is eligible to retire under the terms of Seller’s retiree medical plan and who retires before the Closing. Nothing herein shall restrict or otherwise limit Seller’s right to amend, modify, or terminate the retiree medical plan for some or all participants.
          (c) Employee Medical Insurance.
               (i) Buyer will use commercially reasonable efforts to obtain group medical insurance for the Employees prior to the Closing. In the event that Buyer is unable to obtain such group insurance prior to the Closing, Seller shall cooperate, in good faith, to have the Employees remain insured under Seller’s medical insurance plan for a period of up to 60 days following the Closing (the Employees so covered during such period, the “Transitional Participants”), and Buyer will transfer all Transitional Participants, including any Transitional Participant who is or may be eligible for COBRA continuation coverage, and their covered dependents, to such group medical insurance, whether or not such individuals are employed by Buyer on the date such plan becomes effective; provided, however, that Seller shall remain responsible for providing COBRA continuation coverage for all employees of EPB who terminated their employment with EPB prior to the Closing Date.
               (ii) Buyer agrees to pay, on behalf of the Transitional Participants, the Transitional Costs. For purposes of this Section 7.7, “Transitional Costs”means an amount equal to the sum of claims incurred on and after the Closing and payable under the terms of Seller’s group medical plan consistent with past claims adjudication practice (and not covered by re-insurance), third-party administration costs and stop-loss premiums attributable to the Transitional Participants. Notwithstanding the foregoing, Buyer reserves the right to charge the Transitional Participants any portion of the Transitional Costs.
               (iii) The parties agree that Buyer shall pay the COBRA equivalent rates for the Transitional Participants and covered dependents, and then a final reconciliation of the Transitional Costs shall be completed within six months of the transfer of the Transitional Participants to Buyer’s group medical insurance.

          (d) 401(k) Plans. Promptly following the Closing, Buyer shall, or shall cause EPB to, permit Employees to elect a direct rollover (as described in Section 401(a)(31) of the Code) of their account balances (including any loan promissory notes) held under a Seller Plan to a 401(k) savings plan maintained by Buyer or EPB. Before any such rollover is made, Seller shall provide evidence reasonably satisfactory to Buyer of the tax-qualified status of Seller’s 401(k) plan. In addition, if requested by Seller, Buyer shall provide evidence reasonably satisfactory to Seller of the tax qualified status of such 401(k) savings plan of Buyer or EPB.
          (e) Tax-Qualified Pension Plans.
               (i) Prior to the Closing, Seller shall cause the Eagle-Picher Industries, Inc. Salaried and Closed Hourly Plan and the Eagle-Picher Industries, Inc. Hourly Plan to spin-off to new plans sponsored by EPB (the “New EPB Pension Plans”) all of the assets and liabilities attributable to employees and former employees of EPB. Such spin-off shall be in accordance with Section 414(l) of the Code. The assets of the New EPB Pension Plans shall be held in a master trust of which Seller or an Affiliate is the settlor (the “Master Trust”). As of the Closing, EPB shall assume plan sponsorship of the New EPB Pension Plans and Seller and its Affiliates shall have no further responsibility with respect to such plans except as set forth in this Section 7.7(e). No later than seven days after a written request is received by Seller from Buyer (and in all events no later than 60 days after the Closing Date), Seller shall cause the trustee of the Master Trust to transfer to one or more tax-qualified trusts established by EPB or Buyer all of the assets held in the Master Trust that are attributable to the New EPB Pension Plans. Seller represents, warrants and covenants that the spin-off of either of the New EPB Pension Plans shall not materially affect the qualified status of the Eagle-Picher Industries, Inc. Salaried and Closed Hourly Plan or the Eagle-Picher Industries, Inc. Hourly Plan and that the fair market value of the assets that said plans spin-off to the New EPB Pension Plans shall be equal to a ratable share of the total fair market value of the assets of said plans determined as of the date of the spin-off pursuant to Section 414(l) of the Code. Notwithstanding anything contained in this paragraph, Seller shall take such actions as are necessary to cause the fair market value of the assets transferred to each of the trusts for the New EPB Pension Plans to be not less than the aggregate present value of accrued benefits attributable to the participants in each of the New EPB Pension Plans as of the Closing Date, as determined by Towers Perrin utilizing the assumptions applicable under ERISA and the Code used to calculate the actuarial accrued liability under such plans. Buyer agrees to submit the New EPB Pension Plans to the Internal Revenue Service for determination letters before the expiration of the applicable remedial amendment period for such plans.
               (ii) From and after the Closing Date, Seller shall protect, defend, indemnify and hold harmless all Buyer Indemnified Parties from any and all Tax liabilities or other fines, penalties or obligations owed by EPB or Seller to any Governmental Authority with respect to Seller’s operation of the Eagle-Picher Industries, Inc. Salaried and Closed Hourly Plan and the Eagle-Picher Industries, Inc. Hourly Plan prior to the Closing Date or the establishment of the New EPB Pension Plans. Seller agrees to pay Buyer all reasonable expenses Buyer may incur in the execution of any correction method or other procedure permitted under the Employee Plans Compliance Resolution System established and maintained by the Internal Revenue Service to prevent the disqualification of either or both of the New EPB Pension Plans with respect to the manner in which the plans were established. In addition, Buyer agrees to use its commercially reasonable efforts to minimize the liability of Seller hereunder and shall advise Seller before settling any matter described herein with the Internal Revenue Service to the extent such settlement would result in any liability for Seller hereunder. The parties shall reasonably cooperate with respect to all matters described in this Section 7.7(e).
          (f) No Third Party Beneficiaries. Nothing contained in this Section 7.7 shall be construed to create any beneficiary rights in any Employee or former employee (including any dependent or beneficiary thereof) or to require the Buyer, Ceradyne or EPB to continue any specific employee benefit plans.
     Section 7.8 Information Retention.
          (a) In order to facilitate the resolution of any claims made against or incurred by Seller (as it relates to EPB), for a period of seven years after the Closing or, if shorter, the applicable period specified in Buyer’s document retention policy, Buyer shall (i) retain the books and records relating to EPB relating to periods prior to the Closing and (ii) afford the agents and representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that Buyer shall notify Seller in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide Seller the opportunity to copy such books and records in accordance with this Section 7.8(a).
          (b) In order to facilitate the resolution of any claims made against or incurred by Buyer or EPB, for a period of seven years after the Closing or, if shorter, the applicable period specified in Seller’s document retention policy, Seller shall (i) retain the books and records relating to EPB relating to periods prior to the Closing which shall not otherwise have been delivered to Buyer and (ii) upon reasonable notice, afford the agents and representatives of Buyer reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records; provided, however, that Seller shall notify Buyer in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide Buyer the opportunity to copy such books and records in accordance with this Section 7.8(b).
     Section 7.9 “EaglePicher Boron” and “EP Boron” Trademarks.
          (a) EP Corporation hereby grants to Buyer and EPB, subject to and effective as of the Closing Date, the royalty-free right to use the name and trademark “EaglePicher” in conjunction with the word “Boron,” such that the words are used together as a single mark “EaglePicher Boron” (the “EPB Mark”), in connection with the EPB Business for a period of six months from and after the Closing Date. Upon termination of the license provided in this Section 7.9, Buyer and EPB shall cease all use of the name and trademark “EaglePicher.”
          (b) At the Closing, EP Corporation and Seller shall assign any and all rights they may have in the name and mark “EP Boron” to EPB.
          (c) EP Corporation and Seller covenant that from and after the Closing they will not use the name or mark “EaglePicher Boron.”
     Section 7.10 ANL Consent. In connection with Seller’s obligation under this Agreement to obtain the consent of the University of Chicago as Operator of Argonne National Laboratory (“ANL”) to the assignment to EPB of those certain license agreements identified on Schedule 8.2(c)

hereto, Seller shall provide Buyer with copies of all correspondence, and shall permit representatives of Buyer to participate in all discussions with ANL related to obtaining such consent.
ARTICLE VIII
CONDITIONS TO CLOSING
     Section 8.1 Mutual Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Legal Requirements):
          (a) HSR Act. The applicable waiting period under the HSR Act must have expired or been terminated.
          (b) No Injunctions or Legal Prohibitions. No temporary, preliminary or permanent injunction or other Order issued by any Governmental Authority that prevents the consummation of the transactions contemplated hereby shall have been issued since the date of this Agreement and remain in effect, and no Legal Requirement shall have been enacted, promulgated or enforced since the date of this Agreement by any Governmental Authority that makes the consummation of the transactions contemplated hereby illegal or otherwise prohibits enjoins or restrains the consummation of the transactions contemplated by this Agreement.
     Section 8.2 Conditions to Obligations of Buyer and Ceradyne. The obligations of Buyer and Ceradyne to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by Buyer):
          (a) Representations and Warranties. The representations and warranties of EPB, Seller and EP Corporation in this Agreement and in any certificate or other written document delivered to Buyer pursuant hereto shall be true and correct, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect, on and as of the Closing Date as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date).
          (b) Covenants. All of the covenants and obligations that EPB and Seller are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.
          (c) Material Consents. All consents required to be obtained from, and all declarations or filings required to be made with, any Governmental Authority or other Person in connection with the transactions contemplated hereby that are identified on Schedule 8.2(c) must have been obtained.
          (d) Closing Deliveries. EPB shall have caused the following documents to be delivered (or tendered subject only to Closing) to Buyer:

               (i) the Certificate of Formation and all amendments thereto of EPB, and a certificate of good standing of EPB, in each case duly certified as of a date not earlier than the fifth Business Day prior to Closing by the Secretary of State of Delaware;
               (ii) certificates of good standing of EPB, in each case duly certified as of a date not earlier than the fifth Business Day prior to Closing by the relevant Governmental Authority of each jurisdiction where EPB is qualified to do business as a foreign limited liability company;
               (iii) certificates, dated as of the Closing Date, from Seller and EPB executed by a duly authorized officer thereof, certifying as to the satisfaction of the conditions set forth in Sections 8.2(a), (b) and (c);
               (iv) a certificate of the Secretary of EPB, dated as of the Closing Date, certifying and attaching copies of the Operating Agreement of EPB, certifying and attaching all requisite resolutions or actions of EPB’s board of managers and members approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency of the officers of EPB executing this Agreement and any other document relating to the transactions contemplated hereby;
               (v) a certificate of the Secretary of Seller, dated as of the Closing Date, certifying and attaching copies of all requisite resolutions or actions of Seller’s board of directors and stockholders approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency of the officers of Seller executing this Agreement and any other document relating to the transactions contemplated hereby;
               (vi) the Escrow Agreement, executed by Seller and the Escrow Agent;
               (vii) an assignment, executed by EP Corporation and Seller, transferring any and all rights, title and interest they may have in the name and mark “EP Boron” to EPB;
               (viii) copies of all consents listed on Schedule 8.2(c), including Governmental Authorizations, required to be obtained by EPB in connection with the consummation of the transactions contemplated by this Agreement;
               (ix) EPB’s books of account and minute books, except to the extent such books are already located at EPB’s premises;
               (x) Releases, including but not limited to Uniform Commercial Code termination statements, executed by General Electric Capital Corporation, Goldman Sachs Credit Partners, L.P. and Obsidian, LLC with respect to (A) their blanket Liens on EPB’s assets, (B) their Liens on the EPB Real Property, each in form and substance satisfactory to Buyer, and (C) their Liens on the LLC Interests;
               (xi) an assignment executed by Seller transferring the LLC Interests to Buyer, free and clear of all Liens;
               (xii) a resignation executed by EaglePicher Management Company, the sole manager of EPB, and resignations executed by all the officers of EPB;

               (xiii) if applicable, the easements, “Retained Parcels Options” and “Right of First Refusal” executed by Seller and/or its Affiliate, as contemplated by Section 6.8; and
               (xiv) such other items as Buyer may reasonably request.
          (e) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect that has not been cured as of the Closing Date.
          (f) Retention of Key Employees. All of the Class A Key Employees and at least three of the Class B Key Employees shall continue to be employees of EPB as of the Closing.
     Section 8.3 Conditions to Obligations of EPB and Seller. The obligations of EPB and Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of each of the following conditions (any of which may be waived in writing, in whole or in part, by EPB and Seller):
          (a) Representations and Warranties. Each of the representations and warranties of Buyer and Ceradyne in this Agreement and in any certificate or other written document delivered to EPB or Seller pursuant hereto that is expressly qualified by a reference to materiality shall be true in all respects as so qualified, and each of the representations and warranties of Buyer and Ceradyne in this Agreement and in any certificate or other written document delivered to EPB or Seller that is not so qualified shall be true and correct in all material respects, on and as of the Closing Date as though such representation or warranty had been made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date).
          (b) Covenants. All of the covenants and obligations that Buyer and Ceradyne is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.
          (c) Closing Deliveries. Buyer shall have caused the following to be delivered (or tendered subject only to Closing) to EPB:
               (i) certificates, dated as of the Closing Date, from Buyer and Ceradyne executed by a duly authorized officer thereof, certifying as to the satisfaction of the conditions set forth in Sections 8.3(a) and (b), to be delivered (or tendered subject only to Closing) to EPB;
               (ii) the Escrow Agreement, executed by Buyer;
               (iii) the Closing Date Cash Payment in accordance with Section 2.2(b)(i); and
               (iv) if applicable, the easement and “RCRA Parcel Option” executed by EPB, as contemplated by Section 6.8;
ARTICLE IX
TERMINATION
     Section 9.1 Termination Events. By written notice given prior to or at the Closing, subject to Section 9.2, this Agreement may be terminated as follows:

          (a) by Buyer, in the event EPB or Seller breaches any representation or warranty, or fails to perform any covenant contained in this Agreement, and such breach or failure to perform (i) individually or in combination with any other breach or failure to perform, would cause any condition set forth in Section 8.1 or Section 8.2 not to be satisfied, and (ii) is not cured (A) within 30 days following delivery of written notice of such breach or failure to perform from Buyer to EPB and Seller or (B) by the Final Date, whichever is earlier;
          (b) by EPB and Seller, in the event Buyer breaches any representation or warranty, or fails to perform any covenant contained in this Agreement, and such breach or failure to perform (i) individually or in combination with any other breach or failure to perform, would cause any condition set forth in Section 8.1 or Section 8.3 not to be satisfied, and (ii) is not cured (A) within 30 days following delivery of written notice of such breach from EPB to Buyer or (B) by the Final Date, whichever is earlier;
          (c) by Buyer or EPB and Seller, if any temporary, preliminary or permanent injunction or other Order has been issued since the date of this Agreement by any Governmental Authority that prevents the consummation of the transactions contemplated hereby and such Order has become final and non-appealable;
          (d) by Buyer or EPB and Seller, if the satisfaction of any of the conditions to such party’s obligation to close the transactions contemplated hereby as set forth in Article VIII becomes incapable of fulfillment on or prior to the Final Date (other than through the failure of the terminating party to comply with its obligations under this Agreement, in which case this Agreement may not be terminated by such party for such reason) and such party has not waived such condition on or before such date;
          (e) by mutual consent of Buyer and EPB and Seller; or
          (f) by Buyer or EPB and Seller, if the Closing has not occurred on or before the Final Date, or such later date as the parties may agree upon; provided, that the right to terminate this Agreement under this Section 9.1(f) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to the Final Date.
     Section 9.2 Effect of Termination. Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If the Agreement is terminated pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate, except that the obligations in Section 7.1, Section 7.2, this Section 9.2, and Article XI will survive; provided, however, that termination of this Agreement will not preclude a party from bringing a claim against any other party to this Agreement for a breach arising prior to such termination pursuant to the terms and conditions set forth herein.
ARTICLE X
SURVIVAL; INDEMNIFICATION
     Section 10.1 Survival of Covenants, Representations and Warranties. All of the representations and warranties set forth in this Agreement or in any certificates delivered pursuant hereto, and all covenants which by their terms require performance or compliance following the

Closing, shall remain in full force and effect and shall survive the Closing until (i) in the case of the representations and warranties, the expiration of the applicable periods following the Closing Date set forth in Section 10.4 hereof, regardless of any investigation, verification or approval by any party hereto or by anyone or on behalf of any party hereto, and (ii) in the case of any such covenants, until they have been fully performed and no further performance is required with respect thereto pursuant to this Agreement, unless the party for whose benefit such covenant, representation or warranty was made waives the same in writing.
     Section 10.2 Indemnification by Seller. Subject to the limitations in Section 10.4 hereof, Seller shall indemnify, hold harmless and defend Buyer and its directors, officers, stockholders, employees, agents and successors and assigns (collectively, all of the foregoing, the “Buyer Indemnified Parties” or, individually, a “Buyer Indemnified Party”) from and against any and all Damages that arise from or are in connection with:
          (a) Any breach of or inaccuracy in any of the representations or warranties of EPB or Seller contained in this Agreement or in any of the Schedules or Exhibits to this Agreement, or any certificates or other documents delivered pursuant hereto by or on behalf of EPB or Seller;
          (b) Any breach or default by EPB or Seller of their respective covenants or agreements contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto;
          (c) Any and all Tax liabilities or obligations owed by EPB or Seller with respect to the operations of EPB prior to the Closing Date, to the extent such Tax liabilities are not taken into account in computing the Closing Date Net Tangible Book Value; and
          (d) Any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of EPB or Seller.
     Section 10.3 Indemnification by Buyer and Ceradyne. Subject to the limitations in Section 10.4 hereof, Buyer and Ceradyne shall jointly and severally indemnify, hold harmless and defend Seller and its officers, managers, members, employees, agents and successors and assigns (collectively, all of the foregoing, the “Seller Indemnified Parties” or, individually, a “Seller Indemnified Party”) from and against any and all Damages that arise from or are in connection with:
          (a) Any breach of or inaccuracy in any of the representations or warranties of Buyer or Ceradyne contained in this Agreement or in any of the Exhibits or Schedules to this Agreement, or any certificates or other documents delivered pursuant hereto by or on behalf of Buyer;
          (b) Any breach or default by Buyer or Ceradyne of its respective covenants or agreements contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto; and
          (c) Any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of Buyer or Ceradyne.

     Section 10.4 Limitations; Nature of Liability.
          (a) Time. The time limitations for making claims for indemnification under this Article X shall be as follows: (i) any claim relating to a Core Representation may be made at any time without any time limitation or (ii) any claim relating to any matter not specifically provided for in clause (i) may be made at any time on or before the date that is 18 months following the Closing Date.
          (b) Exclusivity of Tax Indemnification. Claims for indemnification from Seller with respect to breaches of representations, warranties, covenants and agreements set forth in Section 3.8 and Section 7.3 hereof, shall be governed by the indemnification provisions set forth in Section 7.3(b), in lieu of the provisions of this Article X.
          (c) Ceiling Amounts; Nature of Liability. Notwithstanding any contrary provision of this Agreement, the aggregate liability for indemnification under Section 10.2, Section 7.3 and Section 7.7 hereof by Seller and under Section 10.3 hereof by Buyer shall in no event exceed ten percent (10%) of the Purchase Price, as finally determined pursuant to Section 2.3 (the “Indemnification Ceiling”); provided that any Damages resulting from breaches by Seller of the representations and warranties set forth in Section 3.1(a) (Organization), Section 3.2(b) (Authority), Section 3.3(a) (Capitalization), Section 5.1 (Organization), Section 5.2(b) (Authority) or Section 5.3 (Ownership) hereof (the “Core Representations”) shall not be subject to the Indemnification Ceiling and such Damages shall not count towards satisfaction of the Indemnification Ceiling; provided further, that the aggregate amount of all indemnifiable Damages that may be recovered from Seller by Buyer Indemnified Parties pursuant to Sections 10.2, 7.3 and 7.7 hereof (including with respect to any Damages resulting from breaches of any Core Representation) shall not exceed the Purchase Price.
          (d) Basket Amount.
               (i) Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification under Sections 10.2, 7.3 and 7.7 hereof unless and until the aggregate amount of indemnifiable Damages that may be recovered from Seller equals or exceeds $500,000 (the “Basket Amount”), at which point Seller shall be obligated to indemnify the Buyer Indemnified Party from and against all Damages in excess of the Basket Amount.
               (ii) Buyer shall not be liable to any Seller Indemnified Party for any claim for indemnification under Section 10.3 hereof unless and until the aggregate amount of indemnifiable Damages that may be recovered from Seller equals or exceeds the Basket Amount, at which point Buyer shall be obligated to indemnify the Seller Indemnified Party from and against all Damages in excess of the Basket Amount.
          (e) Aggregation for Purposes of Indemnification Ceiling. For purposes of determining whether the Indemnification Ceiling or the Basket Amount, as applicable, has been reached, any Damages incurred by Buyer Indemnified Parties, on the one hand, and by the Seller Indemnified Parties, on the other hand, shall be aggregated (but without duplication).
          (f) Other Limitations.
               (i) Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Damages to the extent that Buyer received a benefit from the reflection of such matter in the calculation of the adjustment of the Purchase Price, if any, as finally determined pursuant to Section 2.3.
               (ii) No party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, except to the extent such liability is determined to have resulted primarily from (A) the gross negligence or willful misconduct of such party or (B) the breach of the representations or warranties relating to matters listed on Schedule 10.4(f).
          (g) Calculation of Damages. For all purposes of this Article X, “Damages” shall be net of (i) any insurance or other recoveries actually received by the indemnified party or its Affiliates in connection with the facts giving rise to the right of indemnification, less any premium increases, retroactive premiums or other payment obligations (including attorneys’ fees and other costs of collection) that relate to or arise from the making of the claim for insurance or other recovery and (ii) any Tax benefit actually realized by such indemnified party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Damages.
          (h) Cooperation. Buyer, Ceradyne and Seller shall cooperate with each other with respect to resolving any claim, liability or Damages for which indemnification may be required hereunder, including by making, or causing the applicable indemnified party to make, all reasonable efforts to mitigate any such claim, liability or Damages. In the event that Buyer or Seller shall fail to make such reasonable efforts, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any claim, liability or Damages that could reasonably be expected to have been avoided if such efforts had been made. Without limiting the generality of the foregoing, Buyer and Seller shall, or shall cause the applicable indemnified party to, use reasonable efforts to seek full recovery under all insurance policies covering any Damages to the same extent as they would if such Damages were not subject to indemnification hereunder.
     Section 10.5 Notice of Claims; Settlement. Whenever any claim shall arise for indemnification hereunder, the indemnified party shall promptly notify the indemnifying party of the claim and, when known, the facts constituting the basis for such claim; provided that the indemnified party’s failure to give such notice shall not affect any rights or remedies of such indemnified party hereunder with respect to indemnification for Damages except to the extent that the indemnifying party is materially prejudiced thereby. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or Proceeding by a third party, the notice to the indemnifying party shall specify, if known, the amount or any estimate of the amount of the liability arising therefrom. Neither the indemnified party nor any indemnifying party shall settle or compromise any claim by a third party for which the indemnified party is entitled to indemnification hereunder, without the prior written consent of the other party (which shall not be unreasonably withheld), unless suit shall have been instituted against the indemnified party and the indemnifying party shall not have taken control of such suit after notification thereof as provided in Section 10.6 of this Agreement.
     Section 10.6 Third Party Claims. In connection with any claim giving rise to indemnity hereunder that results or may result from or arises or may arise out of any claim or Proceeding by a person who is not a party to this Agreement, the indemnifying party at its sole cost and expense may, upon written notice to the indemnified party, assume the defense of any such claim or Proceeding if, within 30 days of receipt of notice of the claim or Proceeding, it elects in writing to do so, and thereafter diligently conducts the defense thereof with counsel reasonably acceptable to the indemnified party. If the indemnifying party has so assumed the defense of any such claim or Proceeding, the indemnified party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense. If the indemnifying party does not assume or fails to conduct in a diligent manner the defense of any such claim or Proceeding resulting therefrom with counsel reasonably acceptable to the indemnified party, then (i) the indemnified party may defend against such claim or Proceeding, in such manner as it may deem appropriate, including, but not limited to, settling such claim or Proceeding, after giving notice of the same to the indemnifying party, on such terms as the indemnified party may deem appropriate, (ii) the indemnifying party shall pay the costs and expenses (including the reasonable fees and costs of the attorneys and accountants for the indemnified parties) incurred in the defense of such claim or Proceeding as and when the same are incurred, and (iii) the indemnifying party shall be entitled to participate in (but not control) the defense of such claim or Proceeding, with its counsel and at its own expense. If the indemnifying party thereafter seeks to question the manner in which the indemnified party defended such third-party claim or Proceeding or the amount or nature of any such settlement, the indemnifying party shall have the burden to prove, by a preponderance of the evidence, that the indemnified party did not defend or settle such third-party claim or Proceeding in a reasonably prudent manner. Each party agrees to cooperate fully with the other, such cooperation to include, without limitation, attendance at depositions and the provision of relevant documents as may be reasonably requested by the indemnifying party; provided that the indemnifying party will hold the indemnified party harmless from all of its expenses, including reasonable attorneys’ fees, as and when incurred in connection with such cooperation by the indemnified party.
     Section 10.7 Indemnification Procedures. Upon receipt of a notice of claim for indemnification (a “Notice of Claim”), the indemnifying parties shall have 30 days to contest their indemnification obligation with respect to such claim, or the amount thereof, by written notice to the indemnified party (a “Contest Notice”); provided, however, that if, at the time a Notice of Claim is submitted to the indemnifying parties the amount of the Damages in respect thereof cannot yet be determined with reasonable certainty or a reasonably accurate estimate cannot be provided, such 30-day period shall not commence until a further written notice (a “Notice of Liability”) has been sent or delivered by the indemnified party to the indemnifying parties setting forth the amount of the Damages incurred by the indemnified parties in respect of the indemnification claims that were the subject of the earlier Notice of Claim, even if the amount of such Damages is not determined until after the expiration of any applicable limitations period set forth in Section 10.4 hereof and the inability to determine the amount of such Damages prior to the expiration of any such applicable limitations period shall not relieve the indemnifying parties of their indemnification obligations with respect to any such claims. Any Contest Notice shall specify the reasons or bases for the objection of the indemnifying party to the claim, and if the objection relates to the amount of the Damages asserted, the amount, if any, which indemnifying parties believe is due the indemnified party or parties. If no such Contest Notice is given within such 30-day period, the obligation of the indemnifying parties to pay to the indemnified parties the amount of the Damages set forth in the Notice of Claim, or subsequent Notice of Liability, shall be deemed established and accepted by the indemnifying parties; provided, however, that if the actual Damages later prove to be greater or less than that set forth in the Notice of Claim or Notice of Liability, the indemnifying parties shall be responsible for the actual Damages incurred (subject to any applicable limitations set forth in Section 10.4 hereof). If, on the other hand, the indemnifying parties contest a Notice of Claim or Notice of Liability (as the case may be) within such 30-day period, the indemnified and indemnifying parties shall thereafter attempt in good faith to resolve their dispute by agreement. If they are unable to so resolve their dispute within the immediately succeeding 30 days, such dispute shall be resolved as provided in Section 10.12 hereof. Upon final determination of the amount of the Damages that is the subject of an indemnification claim (whether such determination is the result of indemnifying parties’ acceptance of, or failure to contest, a Notice of Claim or Notice of Liability, or as a result of resolution of any dispute with respect thereto by agreement of the parties or otherwise), such amount shall be payable, in cash, by the indemnifying parties to the indemnified party or parties who have been determined to be entitled thereto within five days of such final determination of the amount of the Damages due by the indemnifying parties. Notwithstanding anything to the contrary contained elsewhere in this Article X, if the indemnifying parties are contesting only the amount of any Damages, then as a condition precedent to the effectiveness of any Contest Notice, they shall pay to the indemnified parties, concurrently with the delivery of such Contest Notice, the portion of the Damages which they are not contesting. Any amount that becomes due hereunder and is not paid when due shall bear interest at a rate of eight percent per annum until paid.
     Section 10.8 Environmental Indemnification. Buyer hereby acknowledges that it will have no right to indemnification under this Article X for any of the items set forth on the EHS Issue Summary Table. Notwithstanding the preceding sentence, nothing in the EHS Issue Summary Table shall limit Buyer’s rights to indemnification under this Article X with respect to any breach of the covenants set forth in Section 6.7 (Environmental Remediation), Section 6.8 (Subdivision of Parcel; Environmental Permits), or Section 6.9 (Process Safety Management).
     Section 10.9 Subrogation. In the event that an indemnifying party pays all or any portion of a third party claim or demand concerning which the indemnified party submits a claim for indemnification pursuant to this Article X, the indemnifying party shall be subrogated to any and all defenses, claims or other matters which the indemnified party asserted or could have asserted against the third party making such claim or demand. The indemnified party shall execute and deliver to the indemnifying party (and at the indemnifying party’s expense) such documents as may be reasonably necessary to establish by way of subrogation the ability of the indemnifying party to assert such defenses, claims or other matters against any third party making such claim or demands.
     Section 10.10 Remedies. The indemnification rights and remedies set forth in this Article X shall be the sole and exclusive rights and remedies of the parties hereto with respect to any Damages incurred by any such parties for which indemnification is provided to such parties under this Article X; provided, however, that if Seller breaches the non-competition covenant set forth in Section 7.5 or the covenant set forth in Section 6.8 (Subdivision of Parcel; Environmental Permits), Buyer shall be entitled to obtain specific performance of such covenants, and injunctive relief against any breach or threatened breach of Section 6.8 or Section 7.5, in any court of competent jurisdiction, as the parties acknowledge and agree that a monetary remedy would be inadequate in the event of a breach of such covenants.
     Section 10.11 No Benefit to Third Parties. None of the limitations contained in this Article X on the rights of the indemnified parties or on the obligations or liabilities of the parties hereto is intended or shall be construed to confer or give, nor shall they confer or give, to any Person, other than the parties hereto and their respective heirs, executors, representatives, successors and permitted assigns, any legal or equitable or other right, remedy or benefit, nor shall they be construed to alter or diminish any rights of the parties hereto or any of the obligations of any Person, under any agreement that may exist between the parties hereto on the one hand, and any such other Person, on the other hand, as the provisions of this Article X are intended to be and shall be for the sole and exclusive benefit of the parties hereto and their respective heirs, executors, representatives, successors and permitted assigns, and for the benefit of no other Person.
     Section 10.12 Arbitration.
          (a) All disputes, claims, or controversies arising out of or relating to an indemnification claim made under this Article X shall be resolved by binding arbitration to be conducted before J.A.M.S./Endispute, Inc., or its successor. The arbitration shall be conducted before a single arbitrator and shall be conducted in accordance with the rules and regulations promulgated by J.A.M.S./Endispute, Inc. unless specifically modified herein. The costs of such arbitration, including the fees of the arbitrator, shall be borne equally by the parties hereto.
          (b) The parties covenant and agree that the arbitration shall commence within 90 days of the date on which a written demand for arbitration is filed by any party hereto (the “Filing Date”). In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each party shall provide to the other, no later than seven Business Days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witnesses or experts. The arbitrator’s decision and award shall be made and delivered within 30 days of the closing of the arbitration hearing. The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability.
          (c) The parties covenant and agree that they will participate in the arbitration in good faith. Any party unsuccessfully refusing to comply with an order of the arbitrator shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. Notwithstanding anything to the contrary contained in this Agreement, this Section 10.12 shall not apply to any request by any party to this Agreement for temporary, preliminary or permanent injunctive relief or other forms of equitable relief.
ARTICLE XI
GENERAL PROVISIONS
     Section 11.1 Expenses. Except as otherwise set forth in this Agreement, (i) Buyer shall bear its costs and expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of its agents and representatives (“Transaction Expenses”); and (ii) the Transaction Expenses incurred by EPB shall be borne by Seller.
     Section 11.2 Assignment; No Third Party Beneficiaries. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties; provided, however, that Buyer may assign this Agreement to any Affiliate of Buyer without the prior consent of Seller; provided further, that Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of Seller without the consent of Buyer; provided still further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 11.2.
     Section 11.3 Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly served or delivered (i) upon actual physical delivery when delivered in person or via courier such as Federal Express, (ii) if sent by facsimile or email to the facsimile number or email address of such party set forth hereinafter, upon receipt of confirmation of the transmission thereof to that number or email address, provided that the sender thereof mails a copy of such notice, request, demand or other communication by the Business Day next succeeding the date such facsimile or email was transmitted, or (iii) if mailed, 72 hours after being deposited in the United States Mail, provided it is sent by certified mail, return receipt requested, first class postage prepaid, and addressed as follows:

If to Seller or EP
Corporation, to:	EaglePicher Technology Holdings, LLC
P.O. Box 47
Joplin, Missouri 64801
Attention: Steve Westfall, President
Facsimile No.: (417) 623-3818
Email: steve.westfall@eaglepicher.com

with a copy to:	Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue N.W.
Washington, DC 20036-5306
Attention: Stephen I. Glover, Esq.
Facsimile No.: (202) 467-0539
Email: siglover@gibsondunn.com

If to Buyer or
Ceradyne, to:	Ceradyne, Inc.
3169 Red Hill Avenue,
Costa Mesa, California 92626
Attention: Jerrold J. Pellizzon, Chief Financial Officer
Facsimile No.: (714) 556-0367
Email: jpellizzon@ceradyne.com

with a copy to:	Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660-6441
Attention: Robert E. Rich, Esq.
Facsimile No.: (949) 725-4100
Email: rrich@sycr.com
Any party hereto may from time to time, by written notice to the other party given in the manner hereinabove set forth, designate a different address or different facsimile number or email address, which shall be substituted for the one specified above for such party.

     Section 11.4 Entire Agreement; Modification. This Agreement (together with the Schedules and Exhibits attached to this Agreement and the other documents delivered pursuant to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements, whether written or oral, between the parties with respect to the subject matter hereof and thereof. This Agreement may not be amended except by a written agreement signed by each of the parties to this Agreement.
     Section 11.5 Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     Section 11.6 Severability. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under applicable Legal Requirements. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality, or unenforceability, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
     Section 11.7 Headings; Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All Exhibits and Schedules to this Agreement are incorporated into and constitute an integral part of this Agreement as if fully set forth herein. All words used in this Agreement will be construed to be of such gender or number as the context requires. All references to documents, instruments or agreements will be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto. The words “include,” “includes,” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “agreement” when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written, that is legally binding.
     Section 11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. Each party hereto agrees that a final judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirement.
     Section 11.9 Execution of Agreement; Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile will be deemed to be their original signatures for any purpose whatsoever.
     Section 11.10 Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives and agents in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other parties may reasonably request, for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.
     Section 11.11 Attorneys’ Fees. In the event that any action or proceeding is brought by a party hereto to enforce or interpret any provision under Article X of this Agreement, the prevailing party in such action or proceeding (whether after trial or appeal) shall be entitled to recover from the party not prevailing its expenses therein, including reasonable attorneys’ fees and costs. Except as set forth in the immediately preceding sentence and except as expressly provided otherwise in this Agreement, each party will be responsible for the payment of its own attorneys’ fees and costs.
[Signature page follows]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BUYER:

CERADYNE EPB, INC.

By:	/s/ Jerrold J. Pellizzon

Name:	Jerrold J. Pellizzon

Its:	Chief Financial Officer

CERADYNE:

CERADYNE, INC.

By:	/s/ Jerrold J. Pellizzon

Name:	Jerrold J. Pellizzon

Its:	Chief Financial Officer

EPB:

EAGLEPICHER BORON, LLC

By:	/s/ Patrick S. Aubry

Name:	Patrick S. Aubry

Its:	Vice President, Chief Financial Officer

SELLER:

EAGLEPICHER TECHNOLOGY HOLDINGS, LLC

By:	/s/ Patrick S. Aubry

Name:	Patrick S. Aubry

Its:	Vice President, Chief Financial Officer

EP CORPORATION: (Solely as to Article V, Section 7.5 and Section 7.9)

EAGLEPICHER CORPORATION

By:	/s/ Patrick S. Aubry

Name:	Patrick S. Aubry

Its:	Vice President, Chief Financial Officer, Treasurer

[Signature page to Sale and Purchase Agreement]

EXHIBIT A
CALCULATION OF MAY 31 NET TANGIBLE BOOK VALUE

EXHIBIT B
EHS ISSUE SUMMARY TABLE

EXHIBIT C
ESCROW AGREEMENT

EXHIBIT D
RCRA POND PARCELIZATION